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Company Overview

RenaissanceRe Holdings Ltd. ("RenaissanceRe") provides reinsurance and insurance coverage that is subject to the risk of natural and man-made catastrophes. We are a leader in using sophisticated computer models to construct a superior portfolio of these coverages.

Our principal business is property catastrophe reinsurance. Our subsidiary, Renaissance Reinsurance Ltd. ("Renaissance Reinsurance"), is one of the leading providers of this coverage in the world. We provide reinsurance to insurance companies and other reinsurers primarily on an excess of loss basis. This means that we begin paying when our customers' claims from a catastrophe exceed a certain retained amount. Through these coverages we are subject to claims arising from large natural catastrophes, such as earthquakes and hurricanes, although we are also exposed to claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires, tornadoes and explosions.

We also write property catastrophe reinsurance on behalf of joint ventures, Top Layer Reinsurance Ltd. ("Top Layer Re"), and DaVinci Reinsurance Ltd. ("DaVinci"). We act as the exclusive underwriting manager for these joint ventures in return for management fees and a profit participation.

In addition to catastrophe reinsurance, we expect to increase our reinsurance of certain specialty lines including aviation, catastrophe exposed workers compensation coverage, satellite and finite. We also expect to increase our primary insurance business where we will focus on writing commercial property insurance on an excess and surplus lines basis. To a lesser extent, we also provide homeowners insurance in various areas of the United States, concentrating on business exposed to natural catastrophes.

                                                                               1
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

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Table of Contents


Financial Highlights                                                           3
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Letter to Shareholders                                                         4
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Underwriting Review                                                            7
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Finance                                                                       13
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What is the Risk of a Large Catastrophe?                                      15
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Selected Financial Data                                                       20
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Management's Discussion and Analysis                                          21
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Management's Responsibility for Financial Statements                          39
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Report of Independent Auditors                                                39
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Consolidated Financial Statements                                             40
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Notes to Consolidated Financial Statements                                    44
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Directors and Officers                                                        59
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Financial and Investor Information                                            60
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2
RenaissanceRe Holdings Ltd. | Annual Report 2001

                                                            Financial Highlights

(amounts in thousands, except per share data)               2001           2000           1999           1998           1997
----------------------------------------------------------------------------------------------------------------------------
Gross premiums written                                  $501,321       $433,002       $351,305       $270,460       $228,287
Operating income available to common shareholders*       146,270        134,379        119,961        121,547        142,144
Net income available to common shareholders              164,366        127,228        104,241         74,577        139,249

Per Common Share Amounts
Operating income* - diluted                                $7.03          $6.86          $5.82          $5.42          $6.19
Net income - diluted                                        7.90           6.50           5.05           3.33           6.06
Book value                                                 47.50          35.72          30.50          28.28          26.68
Dividends declared                                          1.60           1.50           1.40           1.20           1.00

Operating return on average common
  shareholders' equity                                      17.8%          21.0%          19.8%          19.2%          25.0%

Operating Ratios
Claims and claim expense ratio*                             45.0%          40.6%          34.9%          33.1%          23.7%
Underwriting expense ratio                                  25.2%          28.5%          28.1%          29.3%          23.8%
Combined ratio                                              70.2%          69.1%          63.0%          62.4%          47.5%
----------------------------------------------------------------------------------------------------------------------------

* Operating income excludes net realized gains (losses) on investments. Operating income and operating ratios exclude 1998 fourth quarter after tax charge of $40.1 million relating to Stonington.


Operating Return on Average Common Equity

   [BAR CHART]

1997      25.0%
1998      19.2%
1999      19.8%
2000      21.0%
2001      17.8%


Book Value per Common Share

   [BAR CHART]

1997      $26.68
1998      $28.28
1999      $30.50
2000      $35.72
2001      $47.50


Managed Cat Premium*

   [BAR CHART]

1997      $212
1998      $198
1999      $284
2000      $397
2001      $442


Operating Earnings per Common Share - Diluted

   [BAR CHART]

1997      $6.19
1998      $5.42
1999      $5.82
2000      $6.86
2001      $7.03


* The total gross catastrophe reinsurance premium written by Renaissance Reinsurance and joint ventures. Amounts in millions.


                                                                               3
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Letter to Shareholders

[PHOTO]

James N. Stanard
Chairman of the Board
and Chief Executive Officer

Dear Fellow Shareholder,

2001 was a year unlike any other. The concerns we had prior to September 11 - both business and personal - seem like distant memories. RenaissanceRe was very fortunate that we were not more heavily impacted by the tragedy. None of our employees or family members suffered casualties, although we, like everyone else, lost some friends.

Financially, our conservative risk management allowed us to turn in another very profitable year, in spite of losses from the terrorist attack. Our operating return on equity of 18% led our peer group for the ninth straight year. We grew our top line and laid the groundwork for additional growth in 2002 by providing stability of pricing, security and capacity to our clients. And, we continue to have one of the strongest balance sheets in the business (relative to our size). All in all, in 2001 I believe we turned in our best performance yet, in the face of some severe market challenges.

Market Turmoil

Worldwide insurance markets were already in turmoil from growing underwriting losses due to years of inadequate pricing, when September 11 threw them into chaos. Many well-regarded firms sustained losses many times what they anticipated from such an event, which caused them to reassess their risk management procedures. Insureds wondered whether their reinsurance carriers were strong enough to pay the next big loss, which heightened the importance of security. Concerns increased about a possible "chain reaction" of insolvencies if one major company failed to pay reinsurance claims. Although the industry missed a potential major hurricane loss in November when Michelle, a category 4 storm, skirted past south Florida and the Florida Keys, the collapse of one of the largest aviation pools in the world (Fortress Re), billions of dollars of insured losses from the Enron bankruptcy, and large charges for prior loss reserve inadequacies, made the fourth quarter miserable for most of the industry.

Flight to Quality

The torrent of red ink accelerated upward pricing pressures that already existed in the reinsurance markets. However, this hard market cycle differs from the hard markets of 1985 and 1993 in one important respect: there is sufficient capacity available for most types of business - as long as the insured is willing to pay the market price. In fact, programs from quality clients that were perceived as well priced were substantially oversubscribed.

This allowed the buyers to be choosy about the security of the reinsurers that they would accept. As a result of this "flight to quality", highly rated, well established companies were the first choice of the clients; lower rated reinsurers who were smaller or who suffered ratings downgrades were heavily selected against.

4
RenaissanceRe Holdings Ltd. | Annual Report 2001

                                                                         [PHOTO]

                                                       Executive Management Team
                Left to Right: Bill Riker, Dave Eklund, John Lummis, Jim Stanard

New capital came rushing into the market, some of it expecting to capitalize on a capacity crisis that did not materialize. Certainly some of the new companies have well-conceived business plans, quality management teams and a good chance of being successful. However, the rush of capital supporting organizations regardless of prior track record began to seem like a smaller scale repeat of the dot.com frenzy.

RenaissanceRe's Competitive Advantages

The competitive advantages that led to our success in past years will continue to be our platform for success into 2002 and beyond. While we discussed these in past annual reports, they are worth repeating as they are the key drivers of our strong performance and long-term growth:

1. Management: Our senior executives are highly experienced and have worked together for years. Based on the nine-year track record that we have compiled, it is reasonable to claim that our team is the best in the business.

2. Underwriting Technology: Our proprietary REMS(C)computer system is the most sophisticated catastrophe exposure management system in the world.

3. Franchise: As one of the largest cat writers in the world, we have a tremendous base of high quality clients and the means to further expand our market share.

Providing Stable Capacity

In the wake of September 11, we responded quickly and decisively to meet the market's demand for high quality capacity. RenaissanceRe raised $233 million in net proceeds from a common stock offering and $145 million from a preferred stock offering - to increase our ability to do business, not to pay losses. We created DaVinci Re, the second new Bermuda start-up announced and the first one funded and operational, with $500 million of surplus. We added $135 million of capital to our primary company, Glencoe, in the fourth quarter, bringing surplus to over $200 million. Finally, in the first quarter of 2002, we increased our reinsurance company surplus by $200 million to $1 billion. Other than September 11 itself, there was never a day that we were not completely open for business, quoting reinsurance for immediate binding as well as multiyear options - just as we do every day.

While we are always wary of excess capital, we made a decision based on extraordinary market conditions that it was better to take the risk of having too much capital than too little. In retrospect, this was the right decision and I am comfortable that in these market conditions we will be able to deploy the new capital while maintaining our ROE.

Nevertheless, while we continue to be aggressive in seizing opportunities, we realize there is a limit to what we can effectively manage while maintaining our standards of excellence. In order to assure that we continue to deliver the returns our shareholders expect and the stability our customers demand, we are committed to focusing our efforts on the following three areas:

                                                                               5
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Letter to Shareholders

`we have a tremendous base of high quality clients and the means to further expand our market share'

1. Substantially growing our market share in catastrophe reinsurance, by providing pricing consistency to our clients.

2. Building a meaningful specialty reinsurance portfolio (in addition to property cat). Market turmoil has finally presented opportunities at attractive pricing that we have been patiently awaiting over the past several years. We expect to write over $100 million of premium in 2002 from aviation, catastrophe exposed workers compensation coverage, property risk, satellite and finite reinsurance, among other lines. Although our past premium volume has been small, our track record has been consistently good with a loss ratio of 68% since inception.

3. Building our primary property catastrophe business. The market in which Glencoe operates is the one in which the most severe capacity shortage exists. We have increased Glencoe's capital to $200 million, and have received a ratings upgrade to "A" from A.M. Best. As a result, we expect to write more than $100 million of premium in 2002, compared to $13 million in 2001.

Diversification

The World Trade Center and other losses have shown that "diversification" is not a panacea for controlling risk. Being diversified can simply mean that when there are losses, you get them from all directions. We have never sought diversification for its own sake. Rather, we have looked broadly for opportunities outside of the cat business where we believed that we had, or could develop, a competitive advantage. The right time to diversify is in a market like the current one, in which competitors are shedding business in order to get back to their core competencies. We have, today, the staff, management, vehicles and client relationships in place to move quickly and smoothly to build our base of businesses.

We expect that 2002 will be the first year in which our specialty reinsurance business and our primary business through Glencoe will contribute a meaningful amount to our earnings per share. While these are cyclical markets and thus our top line will inevitably rise and fall, our goal is for these businesses to become permanent franchises, like our cat reinsurance business, rather than just short term cycle plays.

Challenges for 2002

2001 was a great year for our Company, in which we succeeded in all our initiatives. We strengthened our position as the premier cat reinsurance writer in the world; successfully executed our joint ventures to grow fee income; and grew specialty reinsurance and Glencoe. Our goals for 2002 will be to maintain our management focus on building competitive advantages in a limited number of new areas of business and to continue to grow our traditional business. With our strong track record, impeccable financial position, management talent and focus we bring to our business, I believe we are well positioned for continued success.

/s/ James N. Stanard

James N. Stanard
Chairman of the Board
Chief Executive Officer
RenaissanceRe Holdings Ltd.

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RenaissanceRe Holdings Ltd. | Annual Report 2001

Underwriting Review

[PHOTO]

U.S. Underwriting
Standing Left to Right: Jon Paradine, Russell Smith
Sitting Left to Right: Rebecca Roberts, James Burnett-Herkes

                                                                         [PHOTO]

                            International Underwriting and Specialty Reinsurance
               Left to Right: Mike Cash, Kevin O'Donnell, Alex Reck, Ross Curtis

Reinsurance

Catastrophe Business

Our core property catastrophe reinsurance business again drove our success. Judged on an absolute basis, our 2001 performance was impressive: our combined ratio of 69% in our reinsurance business is a result that would please virtually any reinsurer. On a relative basis, the performance is truly exceptional: we had an underwriting profit in 2001, while virtually all of our competitors posted underwriting losses. We believe that our unique market position, understanding of the market and strong client relationships will continue to enhance our performance in 2002.

The context for our 2001 performance was a year of record - and tragic - losses. In total, insurance industry catastrophe losses for the year are now estimated to be between $45 billion and $93 billion; the range is wide because of differing views regarding the World Trade Center tragedy. We reported $48 million of net losses from the World Trade Center in the third quarter, but were still able to report a profit in the quarter.

The relative impact of the World Trade Center tragedy on RenaissanceRe versus the industry demonstrates the importance of the discipline and skill we bring to the underwriting process. We had for many years believed that books of commercial insurance and reinsurance tended to be underpriced, and we were very selective in only assuming reasonably priced business. While we did not foresee the risk of a terrorist attack, we did model the risk of northeastern hurricanes and New York earthquakes in a more pessimistic light than others, leading us to reject much of the available business and to have a relatively low market share for these types of risks.

Over 75% of our losses from the World Trade Center tragedy arose from retrocessional coverage that we assumed from other reinsurers, but even here our performance was noteworthy: we had a 1% to 2% share of the retrocessional market loss, but had a 10% to 15% share of assumed premium in this market at that time. The retrocessional market is the most inefficient market segment, with wide variations between the best and worst contracts. RenaissanceRe's proprietary technology allows us to analyze a reinsurers' potential exposures, and assume only those risks that are adequately priced and that fit our portfolio. Since risks tend to be very broad based in terms of both territory and their scope of coverage, a very disciplined process is required to avoid excessive exposures in this market.

Total managed catastrophe premium, which represents the premium we write on behalf of Renaissance Reinsurance and our joint ventures, grew by 11% to $442 million in 2001 from $397 million in 2000. From 1998, the bottom of the last soft market, through to 2001, our managed catastrophe premium grew at a compounded annual growth rate of 30%. Our estimated catastrophe reinsurance market share grew from approximately 5% at December 31, 1998 to approximately 10% at January 1, 2002.

We believe this rate of growth is faster than any other large writers of catastrophe business. We did not however seek growth for its own sake: we grew premium when our clients required our capacity to support their business and the pricing provided us reasonable returns for the risk assumed. We believe

                                                                               7
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Underwriting Review

[PHOTO]

RenaissanceRe of Europe
Left to Right: John Gill, Deirdre Doyle, Robin Lang, Ian Branagan

                                                                         [PHOTO]

                                                             Structured Products
  Left to Right: Laurie Orchard, Larry Richardson, Gene Chiaramonte, Jay Nichols

our growth demonstrates the scalability of our business; our infrastructure was readily able to manage the expansion of our business, as evidenced by our continuing profitability. Just as importantly, we produced growth by virtue of being a preferred provider to many clients in light of the service that we provide. In addition to writing reinsurance contracts, we actively consult with many clients on their catastrophe risk management issues and help devise practical solutions, either in the form of alternative reinsurance structures, or recommended adjustments to their underlying portfolios of insurance.

The quality of the business that we write is more important to us than volume. Even in the current hard market environment, skillful underwriting remains critical. For business in force at January 1, 2002, we estimate that as much as half was priced to produce low or negative returns. By contrast, virtually all of the premium that we write is priced to produce reasonable returns.

In 2002, we are poised for managed catastrophe premium growth at a rate substantially above the 11% we achieved in 2001. The hard market environment will enhance opportunities for many companies, but ultimately we possess a unique position relative to competitors. Our deep client relationships, coupled with our strong capital position, should allow us to produce growth in excess of the market's growth rate.

Structured Products

Our Structured Products Group is focused primarily on two areas: managing our joint venture relationships, and developing and executing highly structured reinsurance transactions to assume or cede risk. Our Structured Products professionals have experience across a range of disciplines: accounting, investment banking, and law, as well as insurance and reinsurance.

Seeking to leverage our catastrophe underwriting expertise and market-leading position, we have embarked on a strategy to underwrite and manage portfolios of catastrophe reinsurance on behalf of other companies in exchange for a management fee and profit participation. By all measures, this strategy has been a success: we increased joint venture managed premium by over 23% to $99 million in 2001, and project substantial growth again in 2002.

Our joint venture business, conducted through our wholly-owned subsidiary Renaissance Underwriting Managers, Ltd., began in January 1999 with the formation of Top Layer Re, which was created to focus on high-layer, large limit international business, with State Farm as our partner. Next, in November 1999, OPCat was formed to assume a portfolio of cat reinsurance equivalent to that of Renaissance Reinsurance, with Overseas Partners Limited as our partner. In both cases, our partners viewed property catastrophe reinsurance as an attractive and diversifying risk class if underwritten appropriately. For our partners, the execution of

8
RenaissanceRe Holdings Ltd. | Annual Report 2001

----------------------------------------------------------------------------------------------------------------------------
                                                                                                          Capital at
                                      Business                  Ownership              Ratings          December 31, 2001
Top Layer Reinsurance Ltd.       High Layer Non-U.S.,       50% State Farm          S&P "AAA"           $122 million (plus
                                 Property Cat including     Mutual Automobile       A.M. Best "A++"     $3.9 billion stop-
                                 Retro                      Insurance Company,                          loss protection from
                                                            50% RenaissanceRe                           State Farm)
                                                            Holdings Ltd.

DaVinci Reinsurance Ltd.         Property Cat including     50% State Farm,         S&P "A"             $500 million
                                 Retro and other short-     25% RenaissanceRe,      A.M. Best "A"
                                 tail lines                 12.5% Max Re,
                                                            12.5% other investors

Renaissance Reinsurance Ltd.     Property Cat including     100% RenaissanceRe      S&P "A+"            $800 million
                                 Retro and other short-     Holdings Ltd.           A.M. Best "A+"
                                 tail lines                                         Moody's "A1"
----------------------------------------------------------------------------------------------------------------------------

these strategies required significantly less manpower, start-up time and risk and higher expected value if pursued as a joint venture with us. Top Layer Re has been loss-free since inception and OPCat's performance has been very good, consistent with RenaissanceRe's, since the commencement of our partnership. We project substantial growth in 2002 for Top Layer Re.

In 2001, we continued to expand this segment of our business by adding another joint venture vehicle - DaVinci Reinsurance Ltd. DaVinci was formed in October 2001, and was immediately successful in the January 1, 2002 renewal season. Like the OPCat structure, DaVinci writes "companion" lines with Renaissance Reinsurance with a view to having a portfolio similar to that of Renaissance. DaVinci, which is consolidated in our financial statements, has an initial capital base of $500 million from its initial investors, State Farm, RenaissanceRe, Max Re, and smaller investments from other investors, and it is rated "A" by both Standard & Poor's and A.M. Best. Importantly, DaVinci is able to leverage upon Renaisssance's disciplined approach to underwriting and risk management.

In a recent development, the Board of Directors of Overseas Partners Limited decided to put its Bermuda insurance operations into run-off, and as an outcome of that decision, has decided to wind-up its participation in the OPCat venture. While OPCat was very successful, and its profitability exceeded original expectations, business considerations outside of the OPCat venture led the Board of Directors of Overseas Partners to this decision. Our strong working relationship with Overseas Partners, combined with the flexibility that we have in our capital base, allows us to provide a smooth transition to clients through the assumption of the in-force OPCat portfolio into RenaissanceRe and DaVinci - and this change, therefore, does not affect our expectations for total 2002 managed catastrophe premium.

In addition to managing joint venture relationships, the Structured Products Group also works on a range of other highly-structured transactions. We have been an active participant in the market for catastrophe-linked securities, which are generally issued by insurers as an alternative to purchasing reinsurance coverage. With our proprietary REMS(C) system, we can evaluate these risks and confidently determine which bonds have favorable risk/return profiles. We have also created proprietary products through which we cede participations in the performance of our catastrophe reinsurance portfolio. While the basics of a proportionate participation in another company's portfolio (known as a "quota share") have been long-standing features of the reinsurance market, our proprietary structured products contain a number of customized terms designed to better meet our partners' needs, as well as our own risk management goals.

                                                                               9
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Underwriting Review

[PHOTO]

Underwriting Support
Back Row Left to Right: Georgina Trott, Patricia Hendrickson,
Josephine Smith, Sandra Rebello
Front Row Left to Right: Stephanie Slayton,
Tina Caton, Keith Tacklyn

                                                                         [PHOTO]

                                                        Marketing and Operations
                                      Left to Right: Vanessa Pereira, Bob Hykes,
                                                  Fawn Burgess, Michelle Johnson

Specialty Business

In 2001, we wrote $77 million of specialty reinsurance premium (which excludes catastrophe reinsurance). The business we wrote included accident and health, property per risk, satellite and finite risk. We believe an important measure of our underwriting skill is that our specialty lines did not produce significant losses from the World Trade Center tragedy. Our inception-to-date loss ratio in this class of business is 68%, which we believe is among the best levels of performance in our industry. Much of the business that we saw since our 1993 inception was inadequately priced, and accordingly, we had written only $219 million of premium since that time through 2001 and have not aggressively grown this business.

In the aftermath of September 11, the reinsurance market is hardening across many lines, presenting significant opportunities for us to move into new lines of specialty reinsurance. We will continue to target short tail lines, typically with a low frequency, high severity profile, similar to catastrophe business, where we can rigorously analyze the risk profile of the deal to arrive at a reasonable assessment of expected returns and capital at risk. We will focus our efforts on lines where we can create long-term businesses, which will likely entail complex risks in which our sophisticated modeling capabilities will be a critical advantage. Specifically, we are targeting aviation, specialty property lines, and workers compensation and personal accident business exposed to catastrophe risks, mindful of the correlations with our property catastrophe reinsurance portfolio. Our profile in personal accident business has already grown significantly, and we are now seen as a market leader. We expect strong growth in our specialty reinsurance operations in 2002, driven by an improving pricing environment.

Operational Support

Until just a few years ago, the opportunities for reinsurers to distinguish themselves were limited: a reinsurer would be "in the game" by meeting its customers' minimal requirements - adequate credit quality, rudimentary accounting, and very basic risk management. In today's environment, the standards for success are much higher, and the requisite intellectual capital to achieve these standards is much greater.

Clients are ever more demanding of solutions that precisely fit their needs and risk profile - creating opportunities for reinsurers who can demonstrate a detailed understanding of their risk, and the ability not just to reinsure, but to improve their clients' portfolios. In addition, speed is a requirement in many situations and it is a competitive advantage to be able to confidently make good - and rapid - underwriting decisions. This creates the need for very effective processing and a real time, desktop underwriting system. The required tools of our

10
RenaissanceRe Holdings Ltd. | Annual Report 2001

                                                                         [PHOTO]

                                                          Information Technology
                Standing Left to Right: Dion Tucker, Suzanne Carrell, Dale Woods
                             Sitting Left to Right: Lloyd Holder, John Wineinger

business now include: probabilistic models of all business written that captures correlations; devices to track actual performance relative to the expected; and systems to monitor credit risks.

Against this more challenging environment, we believe that the operational support teams at Renaissance have responded superbly - and have been leaders in raising standards across our industry. Our modeling function continues to advance on a variety of fronts:

o improved understanding of catastrophe risk by increasing resolution on European and Japanese models, characterizing correlation between the U.S. and Caribbean, and simulating more years in the catastrophe distribution;

o new systems that examine insurance portfolios to help clients identify underperforming segments of their portfolio;

o new systems to enable us to better identify reinsurance contracts that are not performing consistently with modeled expectations;

o risk models that capture various classes of risk: various types of insurance risk (in addition to catastrophe), counterparty credit risk on ceded retrocessions and investment risk;

o the ability to assess risk across multiple entities (including our various joint ventures) and across different components of our capital structure.

Just as important, we are focused on the basics of our customer relationships. When requested by brokers or clients, we seek to respond to requests for firm quotes within 24 hours. When we receive a notice of loss from a client, we target a 48 hour turnaround.

We bring a range of disciplines to bear on our operations: accounting, administration, information technology and quantitative risk analysis. The value of the Renaissance franchise - and our success in reinsurance underwriting - can be attributed to all of these skill sets.

                                                                              11
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Underwriting Review

[PHOTO]

Primary Insurance
Standing Left to Right: Melissa Dotzel, Bill Ashley,
Nancy Spurling, Maggie Situ
Sitting Left to Right: Craig Tillman, Nikki Riker

Primary Insurance

Commercial Insurance

Following September 11, the commercial insurance market entered a stage of real turmoil. Many insurers decided to cut back significantly on the size of lines available to this market, as they developed a greater appreciation of the potential for catastrophic loss in this segment, as well as correlations across contracts and lines of business.

Against this backdrop, our subsidiary Glencoe saw a sharp increase in demand for its core product of catastrophe exposed commercial insurance. The pricing environment moved from being one of thin, or even negative margins, to an environment where we believe reasonable returns are now available in certain areas.

The increased demand for Glencoe's business took the form of a direct increase in our core customer universe - middle market businesses - but it also came from important insurance companies seeking to partner with Glencoe to manage books of commercial insurance business.

Under these partnership relationships, Glencoe is writing property quota share reinsurance in circumstances where we can add value by helping to define appropriate underwriting criteria, as well as portfolio risk tolerances. Our partners are market participants who can quickly access property business that is undergoing price corrections.

In addition to its property business, Glencoe is also prepared to write limited amounts of specialty risks, and to this end wrote a quota share of aviation insurance. All told, we expect Glencoe to grow substantially in 2002.

To handle the increased flow of business, we have built out the Glencoe operating platform in several ways: increasing staff to 6 professionals, bringing on William Ashley, a well respected executive to serve as Chief Operating Officer; and increasing capital by $135 million. As a result, Glencoe has been upgraded to an "A" rating by A.M. Best.

We believe that Glencoe is readily scalable since we have already built a sophisticated underwriting and risk management system that has been in use for over 6 years. We write business where exposure information is good and we are able to quantify the risks involved.

Homeowners Insurance

Our focus in the homeowners insurance market continues to be on catastrophe-exposed business, where our catastrophe risk management skills can be leveraged. The fundamental challenge that we have seen is that pricing levels are generally below what we believe to be necessary to adequately compensate the capital put at risk. Accordingly, we wrote only $11 million of premium in 2001, and believe premium levels will remain modest in 2002. We continue to develop our infrastructure, since our homeowners insurance business helps us to better understand the needs of reinsurance clients. The homeowners unit has been instrumental in developing a primary insurance portfolio tool, which is being used by reinsurance company clients to optimize their portfolios.

12
RenaissanceRe Holdings Ltd. | Annual Report 2001

                                                                         Finance

                                                                         [PHOTO]

                                                                         Finance
                               Standing Left to Right: Helen James, Penny Perry,
                                                        Todd Fonner, Alana Smith
                            Sitting Left to Right: Susan Holland, Marty Merritt,
                                                  Diana Petty, Preston Hutchings

Capital Management

RenaissanceRe is committed to efficiently using its capital resources. We seek to maintain a capital position that is clearly sufficient to support the risks that we assume, but not so conservative as to impair the returns to our shareholders. In prior years, we often generated more capital than we could profitably deploy in our business. Accordingly, from 1995 through 2000, we had returned over $273 million in capital through share repurchases. During 2001, our capital strategy shifted as we saw a hardening market environment that presented us with significant opportunities.

In the environment following September 11, we made a conscious decision to substantially build our capital base anticipating greater demand not only for our core catastrophe reinsurance product but also for specialty reinsurance and commercial insurance. We decided to raise this capital ahead of specific, identified needs, based on our judgment that capital could be effectively utilized.

Renaissance was the first company in the insurance or reinsurance sectors to raise equity capital after September 11. In all, we raised $827 million in net proceeds from our capital transactions in 2002:

o    $233 million of common equity in October

o    $145 million from a perpetual preferred equity offering in November

o    $149 million from a debt offering in July

o    $300 million in equity capital raised for DaVinci from outside investors

We also added $132 million to retained earnings. (The capital that we raised was not to replace capital lost in the events of 2001.)

While we retain significant capacity for further growth, much of this capital has already been well deployed:

o Renaissance Reinsurance, our principal operating company, has increased its surplus by $200 million to $1 billion and is substantially increasing the volume of catastrophe and specialty reinsurance that it writes.

o Glencoe increased its surplus by $135 million to over $200 million and is increasing the commercial insurance premium that it writes.

o DaVinci received $100 million of permanent equity capital from Renaissance, in addition to $100 million of bridge financing. DaVinci's total capital of $500 million (including the $300 million from third parties as noted above) is expected to be substantially deployed over the course of 2002.

Looking forward, we see the potential for additional opportunities in the insurance and reinsurance markets, which may require further capital.

The significant industry underwriting losses of 2001, coupled with Enron's bankruptcy, have heightened sensitivities to credit quality and capital adequacy. Over the past year, our process of evaluating capital adequacy rose to an even higher level of sophistication, as we systematized our evaluation to capture more classes of risk and to look at various components of our capital structure. As discussed in

                                                                              13
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Finance

Cash and Investments by Category
December 31, 2001

--------------------------------------------------------------------------------

           [Pie Chart]

Cash & Cash Equivalents                 40%
Asset Backed Securities (Aaa)           13%
U.S Treasuries & Agencies (Aaa)         13%
Investment Grade Corporates             12%
Mortgage Backed Securities (Aaa)         9%
Sovereign & Supranational (Aaa)          5%
EMD & High Yield Debt                    5%
Other                                    3%

--------------------------------------------------------------------------------

the operations review, over the past year we have developed our risk management system so that it captures not only catastrophe risk, but also other classes of insurance risk, credit risk, and investment risk. This system permits us to develop a consolidated profit and loss distribution and to evaluate the level of risk associated with each component of our capital structure, both in terms of probability of default and expected loss. Our goal is to ensure that creditors are subject only to an appropriate level of risk.

Recognizing our financial strength and operating success, Renaissance Reinsurance received ratings upgrades and a new rating from the major rating agencies:

        Financial Strength Ratings
--------------------------------------------
                                December 31,
                                2000    2001
A.M. Best Company               A       A+
Moody's Investors Service       -       A1
Standard & Poor's               A       A+

Investments

In 2001, RenaissanceRe's fixed maturity investment portfolio returned 8.9%, bringing its average annual return for the past three years to 7.2% - roughly 1% above the average annual return of a comparable duration Treasury portfolio. The portfolio continues to be comprised primarily of very high credit quality securities (Aaa/Aa), with a short average duration. At year end, 5% of the portfolio consists of securities rated below investment grade, split almost evenly between U.S. high yield and emerging market debt. A smaller portion, 2%, of the portfolio was invested in hedge funds and several private equity funds.

Although our target portfolio duration is between 2.75 - 3.00 years, the duration at December 31 was much shorter - slightly less than 2 years. This reduction in duration occurred because, after September 11, we were reluctant to invest the cash raised by our financing activities in fixed income securities trading at rates which, at the front of the yield curve, reached historic lows. Consequently, in expectation of more favorable investment opportunities, we permitted the cash position to expand. As 2002 progresses, we expect to deploy that cash and return the portfolio's duration to normal levels.

In addition to being positioned to earn an attractive risk-adjusted return, the portfolio is structured so as to limit the potential correlation between its returns and catastrophic events likely to cause loss to RenaissanceRe. Last September's 1.1% return was particularly informative about the structure and quality of our portfolio because the events of September 11 likely affected financial markets more severely than would a natural catastrophe of a similar economic magnitude. In addition to the economic damage sustained by New York City, and the United States broadly, the tragedy: (i) forced the New York Stock Exchange to close for a longer stretch than any since World War I (ii) destroyed the offices of several inter-dealer bond brokers and killed many of their employees, and (iii) damaged the premises of the Bank of New York, one of the largest clearing firms for U.S. Government securities trades, straining the payment mechanisms upon which the fixed income market rests. As a result, markets confronted a degree of uncertainty and illiquidity unlikely to accompany a Florida hurricane or a California earthquake. In contrast to the RenaissanceRe portfolio, more credit-oriented portfolios performed poorly during September: the Lehman U.S. Credit Index returned -0.2% and the Merrill Lynch High Yield index returned -6.9%.

Looking forward to 2002, RenaissanceRe intends to modestly expand its allocation to alternative assets. To assist us in this regard, we have engaged Cambridge Associates LLC to advise in structuring our investments in hedge funds and private equity funds. We also intend to further integrate our investment risk management system with our corporate risk management system.

14
RenaissanceRe Holdings Ltd. | Annual Report 2001

                                                               Industry Analysis

                                        What is the risk of a large catastrophe?

Introduction

Over the past 10 years, the insurance sector has experienced a series of catastrophes that are sometimes described as "large" and "unusual": at least $30 billion in losses from the World Trade Center tragedy; $17 billion from the Northridge earthquake in 1994; and $20 billion from Hurricane Andrew in 1992 (all these amounts being expressed as estimates of insured losses, in 2001 dollars). In addition, in 1999, there was a relatively large number of smaller events, each less than $10 billion, which together produced losses of $33 billion for the year.

Since various insurance companies have experienced financial difficulties following the losses of 2001, as well as prior years, it is important for the industry to assess the magnitude of potential losses that may occur in the future. In our view, insurance companies should be prepared for much larger losses than those experienced in 2001.

What is a catastrophe?

The dictionary definition of catastrophe refers to a "great disaster or misfortune". Catastrophes cause human losses - death and personal injury, as well as economic losses - property damage and lost opportunities. Human losses and uninsured economic losses may dwarf the insured losses. However, given our focus on the insurance business, this analysis considers only insured losses.

The United States insurance industry, through Property Claims Services ("PCS"), defines a "catastrophe" as an event that produces more than $25 million in property losses to insurance companies. Outside the United States, there is no single definition widely adopted by the insurance industry, but the concept is generally similar to the U.S. definition: the accumulation of losses from a single event.

While the insurance industry often looks at the magnitude of catastrophes in the context of losses arising from property insurance, the World Trade Center tragedy reveals the risk that some events can cause large losses across a range of insurance lines: not only property, but also aviation, event cancellation, liability, life insurance, workers' compensation and other lines. For the World Trade Center tragedy, the property line is estimated to have at least $20 billion of losses (including property damage and business interruption), and other lines of insurance are estimated to have at least an additional $10 billion of losses. (There are also much higher estimates.)

Contractual definitions of a catastrophe are another dimension of the analysis. For example, most property catastrophe reinsurance contracts have an "occurrence" clause to identify and limit the losses that accumulate from a single event for purposes of the contract. A catastrophe event is usually defined to include both natural disasters (a hurricane, an earthquake, a flood) and also "man-made" catastrophes (a terrorist attack, a riot, a fire); however, contractual terms can be negotiated to include only specified perils, e.g. hurricanes. Losses that can be included in the contractual definition of the event must all be "connected" to the peril that caused them to occur, and there can be various issues in defining whether a loss is sufficiently connected to an event for purposes of a contract. Reinsurance contracts specify the period of time in which losses must occur in order to receive coverage, normally expressed as a number of consecutive hours. Common examples are 168 hours for earthquakes, and 72 hours for hurricanes.

                                                                              15
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Industry Analysis

What is large?

Using the PCS definition of a catastrophe, in the United States, there were 20 catastrophes in 2001. Several of the events were on the front page of newspapers and put some insurers and reinsurers under real financial strain, but most received little or no attention in the press, and did not cause any significant strain to the insurance companies that responded to the losses.

U.S. property catastrophe losses were $4.6 billion in 2000, a very low loss year, consuming 4% of U.S. property premium in 2000 (the last year for which complete data is currently available); for the prior ten years (1991 to 2000), property catastrophe losses represented 10% of the property premium on average, with a high of 29% and a low of 3%. U.S. property catastrophe losses should also be compared to total capital, which stood at $321 billion for U.S. property/casualty companies at December 31, 2000.

Viewing over $100 billion in U.S. property insurance premium and over $300 billion of capital in the U.S. property/casualty industry, it is clear that a single "catastrophe" at the minimum $25 million threshold would not be in any way catastrophic for the industry as a whole. Taking the simple-minded approach of looking at the average annual losses (expressed in nominal dollars) over the past ten years, some observers might see $10 billion as "normal" for the United States. However, looking at the losses for the industry as produced by our simulation models, we estimate an average annual aggregate loss of $19 billion for the industry in the United States and $33 billion worldwide. The average from our models is considerably higher than the PCS ten-year average because we are modeling events much larger than those that have actually occurred over the past ten years.

What is unusual?

We need to do more than compare to the average loss levels in order to understand what is truly large. Accordingly, we examine the important question of the probability of more extreme losses. The following table shows our current estimation of the probabilities of various annual aggregate property loss levels viewed on a worldwide basis, and also for the United States alone.

        Probability     Worldwide       United States
        ---------------------------------------------
        20%             $42 billion     $24 billion
        10%             $57 billion     $35 billion
        5%              $76 billion     $46 billion
        1%              $130 billion    $85 billion

This table indicates that the insurance industry should expect to see $42 billion or more of annual aggregate property catastrophe losses once every 5 years - or, said another way, there is a 20% chance that, next year, there will be aggregate insured property catastrophe losses for the whole world of at least $42 billion. Likewise, the table indicates the industry should expect $57 billion or more of such losses once every 10 years - a 10% chance of those loss levels next year, $76 billion or more once every 20 years, and so on. Confining the sample to a smaller geographic universe (the United States above) reduces the loss level associated with any given probability level.

It should be underscored that the estimates above look at annual aggregate losses; our simulation includes years where the loss total is driven by one large event, as well years of multiple large events. Also our simulation only reflects property and business interruption losses and so fails to capture losses arising from other lines.

16
RenaissanceRe Holdings Ltd. | Annual Report 2001

'In our view, insurance companies should be prepared for much larger losses than those experienced in 2001'

Given the foregoing analysis, we determine that property catastrophe losses of the levels seen in 2001 should be expected at least once every 5 years - in other words, there is a greater than 20% chance that losses of such a magnitude might occur in any given year. While the losses of 2001 were driven by an unexpected terrorist attack, the magnitude of the property loss should not be seen as "unusual." We believe it would be a mistake for a company or a market to view the financial impact of the World Trade Center tragedy as a worst case scenario; regrettably, it is not even close to that.

There is one common point of confusion as the probability of catastrophic events is discussed: lack of clarity about the geographic universe against which the probability is being judged. For example, the 1999 French storm Lothar produced approximately $6 billion of industry losses and has been described as a 1/100 year event. Looking at the probability of an event of $6 billion occurring somewhere in the world, it is quite clear that events of this magnitude are much more likely than 1/100. An event producing $6 billion or more of losses somewhere in the world should be expected almost every year. Focusing on the probability of such a loss occurring within France, it is at least plausible to consider a 1/100 probability (though we estimate the probability to be more likely than that).

Conclusion

Too often, we hear industry observers excluding catastrophes from insurance company results as if these events won't be repeated. The insurance industry is in the business of protecting our customers from their losses arising from catastrophes; over time large catastrophes will occur, and should be seen as part of the normal course of business.

When the industry looks at pricing, it is clear that the loss exposures should be considered across all possible years, meaning that the frequent lower loss years need to be averaged with the infrequent, large loss years. We believe that pricing below average cost continues in our industry because some companies only look at the low loss years in computing average costs and do not have sufficient understanding of the magnitude and frequency of the large loss years.

Even more importantly, when the industry looks at risk management, there is a tendency to look at the last large loss as the principal data point. Instead, we believe that a robust risk management process should include simulated events that go well beyond recent history, and evaluate the impact of truly large losses.

                                                                              17
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Sub Contents to Financial Information


Selected Financial Data                                                       20
--------------------------------------------------------------------------------
Management's Discussion & Analysis                                            21
--------------------------------------------------------------------------------
Management's Responsibility for Financial Statements                          39
--------------------------------------------------------------------------------
Report of Independent Auditors                                                39
--------------------------------------------------------------------------------
Consolidated Balance Sheets                                                   40
--------------------------------------------------------------------------------
Consolidated Statements of Income                                             41
--------------------------------------------------------------------------------
Consolidated Statements of Changes in Shareholders' Equity                    42
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows                                         43
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                    44
--------------------------------------------------------------------------------
Directors and Officers                                                        59
--------------------------------------------------------------------------------
Financial and Investor Information                                            60
--------------------------------------------------------------------------------

18
RenaissanceRe Holdings Ltd. | Annual Report 2001

                                                           Financial Information
                                    RenaissanceRe Holdings Ltd. and Subsidiaries





















                                                                              19
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Selected Financial Data

(amounts in thousands, except per share data)         2001          2000          1999          1998            1997
--------------------------------------------------------------------------------------------------------------------
Income Statement Data
Gross premiums written                            $501,321      $433,002      $351,305      $270,460        $228,287
Net premiums written                               339,547       293,303       213,513       195,019         195,752
Net premiums earned                                333,065       267,681       221,117       204,947         211,490
Net investment income                               75,156        77,868        60,334        52,834          49,573
Claims and claim expenses incurred                 149,917       108,604        77,141       112,752          50,015
Acquisition costs                                   45,359        38,530        25,500        26,506          25,227
Operational expenses                                38,603        37,954        36,768        34,525          25,131
Pre-tax income                                     180,046       131,876       102,716        54,102         139,249
Net income available to common shareholders        164,366       127,228       104,241        74,577         139,249
Earnings per common share - diluted                   7.90          6.50          5.05          3.33            6.06
Dividends per common share                            1.60          1.50          1.40          1.20            1.00

Weighted average common shares outstanding          20,797        19,576        20,628        22,428          22,967
--------------------------------------------------------------------------------------------------------------------

                                                                             At December 31,
(amounts in thousands, except per share data)         2001          2000          1999          1998            1997
--------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Total investments and cash                      $2,194,430    $1,082,046    $1,059,790      $942,309        $859,467
Total assets                                     2,643,652     1,468,989     1,617,243     1,356,164         960,749
Reserve for claims and claim expenses              572,877       403,611       478,601       298,829         110,037
Reserve for unearned premiums                      125,053       112,541        98,386        94,466          57,008
Debt                                               183,500        50,000       250,000       100,000          50,000
Capital securities (3)                              87,630        87,630        89,630       100,000         100,000
Minority interest - DaVinci (4)                    274,951             -             -             -               -
Total shareholders' equity                       1,225,024       700,818       600,329       612,232         598,703
Total shareholders' equity attributable
        to common shareholders                   1,075,024       700,818       600,329       612,232         598,703
Common shares outstanding                           22,631        19,621        19,686        21,646          22,441
--------------------------------------------------------------------------------------------------------------------


(amounts in thousands, except per share data)         2001          2000          1999          1998(2)         1997
--------------------------------------------------------------------------------------------------------------------
Operating Ratios and other non-GAAP measures
Operating income to common shareholders (1)       $146,270      $134,379      $119,961      $121,547        $142,144
Operating earnings per common share - diluted         7.03          6.86          5.82          5.42            6.19
Operating return on average common
        shareholders' equity                          17.8%         21.0%         19.8%         19.2%           25.0%
Claims and claim expense ratio                        45.0%         40.6%         34.9%         33.1%           23.7%
Underwriting expense ratio                            25.2          28.5          28.1          29.3            23.8
--------------------------------------------------------------------------------------------------------------------
Combined ratio                                        70.2%         69.1%         63.0%         62.4%           47.5%
--------------------------------------------------------------------------------------------------------------------
Book value per common share                         $47.50        $35.72        $30.50        $28.28          $26.68
--------------------------------------------------------------------------------------------------------------------

(1)  Operating income excludes net realized gains or losses on investments.

(2) For 1998, operating income available to common shareholders, operating earnings per common share - diluted, the claims and claim expense ratio, the underwriting expense ratio, the combined ratio and the operating return on average shareholders' equity also exclude the impact of an after tax charge of $40.1 million taken in the fourth quarter of 1998 related to our subsidiary, Stonington. Including the charge related to Stonington for 1998, operating income available to common shareholders, operating earnings per common share - diluted, the claims and claim expense ratio, the underwriting expense ratio, the combined ratio and the operating return on average shareholders' equity would have been $81.5 million, $3.63, 55.0%, 29.8%, 84.8% and 12.9%, respectively.

(3) Company obligated mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of RenaissanceRe.

(4) Interests of external parties in respect of net income and shareholders' equity of DaVinciRe Holdings Ltd.

20
RenaissanceRe Holdings Ltd. | Annual Report 2001

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

Following is a discussion and analysis of our operations, which should be read in conjunction with the audited consolidated financial statements and related notes included in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results described or implied by these forward-looking statements. See our Note on Forward Looking Statements on page 38 of this Annual Report. In addition, we refer you to our Risk Factors included in other filings made with the Securities and Exchange Commission from time to time.

Overview

Founded in 1993, RenaissanceRe is one of the leading providers of property catastrophe reinsurance coverage in the world. We believe that we are a provider of first choice for many insurers and reinsurers due to our modeling and technical expertise and our industry-leading performance. We principally provide property catastrophe reinsurance to insurers and reinsurers, with exposures worldwide, on an excess of loss basis. Property catastrophe reinsurance generally provides protection from claims arising from large catastrophes, such as earthquakes, hurricanes, winter storms, freezes, floods, tornadoes, fires, explosions and other man-made or natural disasters. Accordingly, our results depend to a large extent on the frequency and severity of catastrophic events, and the coverage offered to clients impacted by these events.

We are a leader in utilizing sophisticated computer models to construct a superior portfolio of these property catastrophe coverages. We believe that a combination of several factors - our disciplined underwriting approach, the experience of our underwriters, as well as our sophisticated risk models - have enabled us to significantly outperform the majority of our competitors. This was especially evident during 2001 when we achieved an 18% operating return on equity even though industry insurance losses were at an all time high.

For the years ended December 31, 2001 and December 31, 2000, our gross premiums written were $501.3 million and $433.0 million, respectively, our net premiums written were $339.5 million and $293.3 million, respectively, our operating income available to common shareholders, which excludes realised gains and losses on investments, was $146.3 million (or $7.03 per common share) and $134.4 million (or $6.86 per common share), respectively, and our net income available to common shareholders was $164.4 million (or $7.90 per common share) and $127.2 million (or $6.50 per common share), respectively. At December 31, 2001, we had total assets of $2.6 billion and total shareholders' equity of $1.2 billion. At December 31, 2001, total shareholders' equity attributable to common shareholders was $1.075 billion and our book value per common share was $47.50, compared with $700.8 million and $35.72 per share at December 31, 2000.

Our principal subsidiary is Renaissance Reinsurance, a Bermuda domiciled company. In 2001, Renaissance Reinsurance wrote $451.4 million of gross written premiums, compared to $382.8 million in 2000. Of these premiums, $373.9 million were derived from property catastrophe reinsurance coverage, compared to $345.0 million in 2000.

In recent years, we have formed certain joint ventures whereby we write property catastrophe reinsurance for the joint ventures in return for management fees and a profit participation.

o In January 1999, we formed Top Layer Re with State Farm to provide high layer coverage for non-U.S. risks. Renaissance Reinsurance and State Farm each own 50% of Top Layer Re.

o In October 2001, we formed DaVinci Reinsurance Ltd. with State Farm and other private investors. DaVinci writes property catastrophe reinsurance side-by-side with Renaissance Reinsurance and is consolidated in our financial statements.

o In 1999, we were also appointed underwriting managers of OPCat, a wholly owned subsidiary of Overseas Partners Partners Limited ("Overseas Partners"). OPCat, like DaVinci, was formed to write property catastrophe reinsurance side-by-side with Renaissance Reinsurance. In February 2002, Overseas Partners decided to exit the reinsurance business. In conjunction with this decision, Renaissance Reinsurance has agreed to assume OPCat's business.

                                                                              21
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Management's Discussion and Analysis
of Financial Condition and Results of Operations

In November 1999, RenaissanceRe incorporated Renaissance Underwriting Managers to act as underwriting manager to these joint ventures. Together, these joint ventures wrote $98.9 million of premium in 2001, compared to $80.2 million in 2000. In total, Top Layer Re and DaVinci had access to approximately $4.3 billion of capital as of December 31, 2001.

We believe that our position as a leading property catastrophe reinsurance underwriter is reflected by the continued growth in the property catastrophe premiums written by Renaissance Reinsurance and these joint ventures (which, when combined, we refer to as "managed catastrophe premiums"). The total managed catastrophe premiums written on behalf of Renaissance Reinsurance and the joint ventures increased to $441.8 million on a gross basis for the year ended December 31, 2001 (2000 - $397.0 million), including $98.9 million written on behalf of our joint ventures (2000 - $80.2 million). Subsequent to the World Trade Center tragedy, demand and prices of property catastrophe reinsurance have increased and we currently expect total managed catastrophe premiums to grow substantially in 2002.

In addition to catastrophe reinsurance, we also write certain other lines of reinsurance through Renaissance Reinsurance including aviation, finite, satellite and catastrophe exposed workers compensation coverages. We refer to this business as our "Specialty Reinsurance" business. In 2001, we wrote gross written premiums of $77.5 million of specialty reinsurance, compared with $37.7 million written in 2000.

We also write primary insurance through our four subsidiaries Glencoe Insurance Ltd., DeSoto Insurance Company, DeSoto Prime Insurance Company and Stonington Insurance Company, formerly known as Nobel Insurance Company.

Glencoe, the largest of these subsidiaries, primarily provides catastrophe exposed primary property coverage on an excess and surplus lines basis. During 2001, Glencoe's gross written premiums were $12.9 million, compared to $5.3 million in 2000.

DeSoto and DeSoto Prime are active in the Florida homeowners market. During 2001, DeSoto and DeSoto Prime wrote $11.2 million of primary homeowners insurance coverage, compared to $12.7 million in 2000.

Stonington, a Texas-domiciled insurance company is licensed to operate in all 50 states of the U.S.

Because we focus on writing reinsurance and insurance which provides protection from damages relating to natural and man-made catastrophes, our results depend to a large extent on the frequency and severity of such catastrophic events, and the coverage we offer to clients impacted by these events.

In addition to the reinsurance and insurance coverages discussed above, from time to time, we may consider opportunistic diversification into new ventures, either through organic growth or the acquisition of other companies or books of business. In evaluating such new ventures, we seek an attractive return on equity, the ability to develop or capitalize on a competitive advantage, and opportunities that will not detract from our core reinsurance operations. Accordingly, we regularly review strategic opportunities and periodically engage in discussions regarding possible transactions, although there can be no assurance that we will complete any such transactions or that any such transaction would contribute materially to our results of operations or financial condition.

Summary of Critical Accounting Policies and Estimates

For most insurance and reinsurance companies, the most significant judgment made by management is the estimation of the claims and claim expense reserves. Because of the variability and uncertainty associated with loss estimation, it is possible that our individual case reserves for each catastrophic event are incorrect, possibly materially. The period of time from the reporting of a loss to us through the settlement of our liability may be several years. During this period, additional facts and trends will be revealed and as these factors become apparent, reserves will be adjusted. Therefore, changes to our prior year loss reserves can impact our current underwriting results by 1) improving our results if the prior year reserves prove to be redundant, or 2) reducing our results if the prior year reserves prove to be insufficient. The impact on net income from changes in prior years loss reserves was an increase of $16.0 million during 2001, a decrease of $8.4 million during 2000 and an increase of $34.6 million in 1999.

22
RenaissanceRe Holdings Ltd. | Annual Report 2001

To reduce the potential impact from prior period reserve adjustments, we estimate our claims and claim expense reserves based on 1) claims reports from insureds, 2) our underwriters' experience in setting claims reserves, 3) the use of computer models where applicable and 4) historical industry claims experience. Where necessary we will also use statistical and actuarial methods to estimate ultimate expected claims and claim expenses. We review our reserves on a regular basis.

Other material judgments made by us are the estimates of potential impairments in asset valuations, particularly:
1) Potential uncollectable reinsurance recoverables; and
2) impairments in our deferred tax asset

To estimate reinsurance recoverables which might be uncollectable, our senior managers evaluate the financial condition of our reinsurers, on a reinsurer by reinsurer basis, both before purchasing the reinsurance protection from them and after the occurrence of a significant catastrophic event. We believe that our process is effective, and to date we have not written off any significant reinsurance recoveries. As of December 31, 2001, we have recorded a valuation allowance of $8 million relating to reinsurance recoverables, based on specific facts and circumstances evaluated by management.

In estimating impairments to our deferred tax asset, we analyze the businesses which generated the deferred tax asset, and the businesses that will potentially utilize the deferred tax asset. Our deferred tax asset relates primarily to net operating loss carryforwards that are available to offset future taxes payable of our U.S. operating subsidiaries. However, due to the limited opportunities in the U.S. primary insurance market, the U.S. insurance operations have not generated taxable income in the last few years. This calls into question the recoverability of the deferred tax asset. Although we retain the benefit of this asset through 2020, during 2001 and 2000 we recorded valuation allowances of $14.0 million and $8.2 million, respectively. As of December 31, 2001, the net balance of the deferred tax asset was $4.2 million.

Summary of Results of Operations for 2001 and 2000

A summary of the significant components of our revenues and expenses are as follows:

-----------------------------------------------------------------------------------
Year ended December 31,                             2001         2000         1999
-----------------------------------------------------------------------------------
(In thousands)
Net underwriting income - Reinsurance (1)       $100,655      $85,532      $81,502
Net underwriting income (loss) - Primary (1)      (1,469)      (2,939)         206
Other income                                      16,244       10,959        4,915
Investment income                                 75,156       77,868       60,334
Interest and fixed charges                       (16,151)     (24,749)     (18,222)
Corporate expenses                               (11,485)      (8,022)      (9,888)
Taxes                                            (14,262)      (4,648)       1,525
Other                                             (2,418)         378         (411)
-----------------------------------------------------------------------------------
   Net operating income available to
      common shareholders (2)                    146,270      134,379      119,961
Net realized gains (losses)                       18,096       (7,151)     (15,720)
-----------------------------------------------------------------------------------
   Net income                                   $164,366     $127,228     $104,241
-----------------------------------------------------------------------------------
Operating income per common share                  $7.03        $6.86        $5.82

Net income per common share                        $7.90        $6.50        $5.05
-----------------------------------------------------------------------------------

(1) Net underwriting income consists of net premiums earned less claims and claim expenses incurred, acquisition costs and operational expenses.
(2) Net operating income excludes realized gains and losses on investments.

                                                                              23
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The $11.9 million increase in operating income in 2001, compared to 2000, was primarily the result of the following items:

o a $15.1 million increase in underwriting income from our reinsurance operations due primarily to an increase in net premiums earned of $64.1 million, in part offset by a $46.8 million increase in claims, plus

o an increase in fee income from our joint ventures of $8.2 million, primarily as a result of fees earned in 2001 on premiums written on behalf of our joint ventures in 2000, plus

o a reduction in interest and fixed charges of $8.6 million resulting primarily from the repayment of $200 million of outstanding bank loans in the fourth quarter of 2000, less

o an increase in tax expense during 2001 as a result of a $14.0 million increase to our valuation allowance on our deferred tax asset as a result of further reductions of our U.S. based insurance operations (after this adjustment the net deferred tax asset on our balance sheet is $4.2 million), less

o an increase in corporate expenses of $3.5 million primarily due to costs related to research and development initiatives conducted by us in 2001, less

o a decrease in investment income of $2.7 million primarily as a result of declining interest rates.

The $14.4 million increase in operating income in 2000, compared to 1999, was primarily the result of the following items:

o a $17.5 million increase in investment income primarily due to an increase in interest rates and an increase in the level of assets held during the majority of 2000, plus

o an increase in fee income from our joint ventures of $7.9 million as a result of an increase in premiums written on behalf of our joint ventures to $80.2 million in 2000 compared with $4.3 million in 1999, less

o an increase of $7.2 million in interest expense as a result of an increase in outstanding bank loans during the majority of 2000, less

o a $6.2 million increase in tax expense during the year, primarily as a result of an $8.2 million increase to our valuation allowance on our deferred tax asset, as a result of a decrease in our U.S. based insurance operations.

Results of Operations for 2001 and 2000

The following is a discussion and analysis of our results of operations for the year ended December 31, 2001, compared to each of the years ended December 31, 2000, and 1999, and a discussion of our financial condition at December 31, 2001.

Premiums

-----------------------------------------------------------------
Gross Written Premiums
Year ended December 31,                2001       2000       1999
-----------------------------------------------------------------
(In thousands)
Property Catastrophe Reinsurance   $373,896   $345,086   $279,605
Specialty Reinsurance                77,468     37,730      2,740
-----------------------------------------------------------------
Total Reinsurance                  $451,364   $382,816   $282,345
-----------------------------------------------------------------
Insurance premiums Glencoe           12,858      5,273      4,986
Insurance premiums other             37,099     44,913     63,974
-----------------------------------------------------------------
Total insurance premiums             49,957     50,186     68,960
-----------------------------------------------------------------
Total gross written premiums       $501,321   $433,002   $351,305
-----------------------------------------------------------------

24
RenaissanceRe Holdings Ltd. | Annual Report 2001

The increase in our property catastrophe premiums over the past two years is primarily due to an improving market following the worldwide level of losses occurring in 1999. During 1999, insured losses from natural catastrophes and man-made disasters are estimated to be over $33 billion which, before the World Trade Center disaster in 2001, was the second-highest claims total ever for insurers. During 1999, nine significant worldwide catastrophic events occurred: the hail storms in Sydney, Australia in April; the Oklahoma tornados in May; Hurricane Floyd which struck in September; Typhoon Bart which struck Japan in September; Turkish and Taiwanese earthquakes in August and September, respectively; and the Danish windstorm, Anatol, and the French windstorms, Lothar and Martin, in December. Six of these events each resulted in over $1 billion of insured damages.

Because of these events, as with many large losses, two things occurred 1) many reinsurers recorded significant losses and were forced to, or chose to, withdraw their underwriting capacity from these regions, and 2) these losses raised the awareness of the severity of the losses which could impact these geographic locations. As a result of these factors, prices for reinsurance coverages in these and other geographic locations increased, in some cases significantly. Accordingly, our reinsurance premiums also increased, first from the increased prices on renewing policies and secondly by enabling us to write new business which was previously priced at an uneconomical rate of return.

Our property catastrophe premiums also increased as a result of reinstatement premiums we received relating to these large losses. Per contractual terms, we record reinstatement premiums after an insured notifies us of a claim. Reinstatement premiums allow an insured to purchase, or reinstate, the limit of their reinsurance policy for the remainder of the policy period. Because of the increased level of claims from the 1999 events, and more recently from the 2001 World Trade Center disaster, our reinstatement and adjustment premiums for the years ended December 31, 2001, 2000 and 1999 were $35.3 million, $20.3 million and $6.8 million, respectively.

Because of improving market conditions, we have increased our premiums in the Specialty Reinsurance market, which we define as reinsurance coverages that are not specifically property catastrophe coverages. In evaluating specialty reinsurance opportunities, we focus on those coverages which, like property catastrophe reinsurance, produce losses that are infrequent in nature, but could be severe if they occur. Examples include aviation, satellite, finite and catastrophe exposed workers compensation coverages.

Over the past couple of years, we have reduced the amount of insurance premiums written by our other primary insurance companies because of the limited profitable opportunities in the U.S. primary insurance markets. During 2001, Stonington accounted for the majority of the premiums written, $25.9 million, the substantial majority of which was reinsured.

Ceded Reinsurance Premiums
----------------------------------------------------
Ceded Premiums
Year ended December 31,   2001       2000       1999
----------------------------------------------------
(In thousands)
Reinsurance           $124,684    $94,875    $77,153
Primary                 37,090     44,824     60,639
----------------------------------------------------
Total                 $161,774   $139,699   $137,792
----------------------------------------------------

                                                                              25
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Because of the potential volatility of the property catastrophe reinsurance business, we purchase reinsurance to reduce our exposure to large losses. We utilize our REMS(C) modeling system to evaluate how each purchase interacts with our portfolio of reinsurance contracts we write, and with the other ceded reinsurance contracts we purchase. During 2001 and 2000, we increased our purchases of reinsurance because we received a number of new opportunities to purchase reinsurance at economical rates of return.

Although we would remain liable to the extent that any of our reinsurers fails to pay our claims, before placing reinsurance we evaluate the financial condition of our reinsurers. We believe that our process is effective and, to date, we have not written off any significant reinsurance recoveries. As of December 31, 2001, the majority of the $217.6 million of losses recoverable relates to outstanding claims reserves on our books, and accordingly they cannot be collected by us until we first pay our losses. We expect to fully collect on all of this recorded reinsurance balance recoverable.

Also, we have recently begun buying quota share protection of our property catastrophe reinsurance business. These policies are similar to our joint venture activities, where we receive an override and a profit commission on these cessions.

Approximately 50% of the limits under our reinsurance coverage have been purchased on a multi-year basis, which will result in relatively stable costs on those policies for fiscal years 2002 and 2003. To the extent that appropriately priced coverage is available, we anticipate continued use of reinsurance to reduce the potential volatility of our results.

---------------------------------------------------------------
Gross Premiums Written by Geographic Region
Year ended December 31,              2001       2000       1999
---------------------------------------------------------------
(In thousands)
United States and Caribbean      $180,305   $145,871   $173,598
Worldwide                          93,474     98,923     46,712
Worldwide (excluding U.S.) (1)     45,111     60,382     27,276
Europe                             20,414     22,071     26,437
Other                              22,433      9,559      2,370
Australia and New Zealand          12,159      8,280      3,212
Specialty reinsurance (2)          77,468     37,730      2,740
---------------------------------------------------------------
Total reinsurance                 451,364    382,816    282,345
United States - primary            49,957     50,186     68,960
---------------------------------------------------------------
Total gross premiums written     $501,321   $433,002   $351,305
---------------------------------------------------------------

(1) The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominantly from Europe and Japan.

(2) The category "Specialty Reinsurance" includes coverages related to non-catastrophe reinsurance risks assumed by us. These coverages primarily include exposure to claims from accident and health, aviation, finite and satellite risks assumed by us.

Underwriting Results

The underwriting results of an insurance or reinsurance company are discussed frequently by reference to its loss ratio, expense ratio, and combined ratio. The loss ratio is the result of dividing claims and claim expenses incurred by net premiums earned. The expense ratio is the result of dividing underwriting expenses (acquisition and operational expenses) by net premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio.

26
RenaissanceRe Holdings Ltd. | Annual Report 2001

The table below sets forth our net premiums earned, claims and claim expenses and underwriting expenses by segment and their corresponding loss, expense and combined ratios:

-----------------------------------------------------------------------------------------------
Year ended December 31,                                        2001          2000          1999
-----------------------------------------------------------------------------------------------
(in thousands)
Reinsurance net earned premiums - property catastrophe    $ 261,054     $ 225,907     $ 192,278
Reinsurance net earned premiums - specialty reinsurance      64,169        35,260         4,531
-----------------------------------------------------------------------------------------------
   Total reinsurance net earned premiums                    325,223       261,167       196,809
Primary net earned premiums                                   7,842         6,514        24,308
-----------------------------------------------------------------------------------------------
   Total net earned premiums                                333,065       267,681       221,117
-----------------------------------------------------------------------------------------------

Reinsurance claims and claim expenses                       152,341       105,542        64,441
Primary claims and claim expenses                            (2,424)        3,062        12,700
-----------------------------------------------------------------------------------------------
   Total claims and claim expenses                          149,917       108,604        77,141
-----------------------------------------------------------------------------------------------

Reinsurance underwriting expenses                            72,227        70,093        51,828
Primary underwriting expenses                                11,735         6,391        10,440
-----------------------------------------------------------------------------------------------
   Total underwriting expenses                               83,962        76,484        62,268
-----------------------------------------------------------------------------------------------

Reinsurance net underwriting profit                         100,655        85,532        80,540
Primary net underwriting profit (loss)                       (1,469)       (2,939)        1,168
-----------------------------------------------------------------------------------------------
   Net underwriting profit - total                        $  99,186     $  82,593     $  81,708
-----------------------------------------------------------------------------------------------

Reinsurance claims and claim expense ratio                     46.8%         40.4%         32.7%
Primary claims and claim expense ratio                        (30.9)         47.0          52.2
-----------------------------------------------------------------------------------------------
   Total claims and claim expense ratio                        45.0%         40.6%         34.9%
-----------------------------------------------------------------------------------------------

Reinsurance expense ratio                                      22.2%         26.8%         26.3%
Primary expense ratio                                         149.6          98.1          42.9
-----------------------------------------------------------------------------------------------
   Total expense ratio                                         25.2%         28.5%         28.1%
-----------------------------------------------------------------------------------------------

Reinsurance combined ratio                                     69.0%         67.2%         59.0%
Primary combined ratio                                        118.7         145.1          95.1
-----------------------------------------------------------------------------------------------
   Total combined ratio                                        70.2%         69.1%         63.0%
-----------------------------------------------------------------------------------------------

Our claims and claim expenses, claims and claim expenses ratio, and our combined ratio for the reinsurance operations have increased primarily as a result of an increase in our specialty reinsurance premiums, which normally will produce a higher claims and claim expense and combined ratio than our principal product, property catastrophe reinsurance. Our claims and claim expenses for 2001 also increased as a result of our claims and claim expenses from the World Trade Center tragedy.

Although industry wide insurance losses were the highest in history during 2001 and were the third highest in history in 1999, we recorded increases in net income, cash flows from operations, earnings per share and book value per share. We attribute this outstanding performance to our disciplined underwriting approach, the experience of our underwriters, as well as our sophisticated risk models.

                                                                              27
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Management's Discussion and Analysis
of Financial Condition and Results of Operations

In the normal course of business, we also purchase reinsurance protection (see discussion of Ceded Reinsurance Premiums above). Our underwriting results benefited from our purchase of reinsurance protection as we recorded reinsurance recoveries of $160.4 million, $52.0 million and $255.3 million during fiscal years 2001, 2000 and 1999, respectively. Although there can be no assurance that our underwriting results will continue to benefit from the purchase of reinsurance, we will continue to purchase reinsurance protection to the extent that appropriately priced coverage is available.

Our underwriting expenses consist of operational expenses and acquisition costs. Operational expenses consist of salaries and other general and administrative expenses. Acquisition costs consist of costs to acquire premiums and are principally made up of broker commissions and excise taxes. Our reinsurance business operates with a limited number of employees and we are able to grow our book of business without substantially increasing our operating costs. Acquisition costs are driven by contract terms and are normally a set percentage of premiums. Therefore, as our premiums increase, we expect that our operating costs will tend to remain relatively stable. Since our acquisition costs are based on a percentage of the premiums written, these costs will fluctuate in line with the fluctuation in premiums. Therefore, in total, as our premiums increase, we would expect that our expense ratio would decrease, as was the case in 2001. Other factors may also affect the expense ratios, including business mix, the receipt of ceding commissions or similar payments that may offset expenses.

Acquisition costs and operational expenses for the year ended December 31, 2001 were $84.0 million, or 25.2%, compared to $76.5 million, or 28.5% of net premiums earned for the year ended December 31, 2000. As discussed above, the primary reason for the decrease in the underwriting expense ratio was the increase in net premiums earned and the limited growth in the operational expenses of our reinsurance business.

Acquisition costs and operational expenses for the year ended December 31, 2000 were $76.5 million, or 28.5% of net premiums earned, compared to $62.3 million, or 28.1% of net premiums earned, for the year ended December 31, 1999. The primary contributor to the increase in the underwriting expense ratio was the increase in gross premiums earned by Renaissance Reinsurance with respect to noncatastrophe reinsurance products, which typically produce a higher underwriting expense ratio than our principal product, property catastrophe reinsurance.

For our primary operations, the majority of the premiums written are currently ceded to other reinsurers and as a result, net earned premiums from the primary operations were relatively minor during 2001, 2000 and 1999. Based on this reduced level of net earned premiums, relatively modest one-time adjustments to net written premiums, claims and claim expenses incurred, acquisition expenses or operating expenses can cause, and did cause, unusual fluctuations in the claims and claim expense ratio and the underwriting expense ratio of the primary operations. Because of its small scale, our primary insurance business does not materially affect the ratios of our consolidated operations. As can be seen by the net underwriting losses of the primary operations during 2001 and 2000, the primary operations are not a significant contributor to our consolidated operations. Subsequent to the World Trade Center disaster, and the resulting insurance market turmoil, we currently expect that Glencoe, our Bermuda primary operation, will experience considerable growth in 2002. We also expect that the U.S. primary operations of DeSoto, DeSoto Prime and Stonington will continue to be limited, and therefore we do not expect these entities to contribute significantly to our consolidated operations during 2002, although these operations may grow if market conditions allow.

Net Investment Income

---------------------------------------------------------
Year ended December 31,      2001        2000        1999
---------------------------------------------------------
(in thousands)            $75,156     $77,868     $60,334
---------------------------------------------------------

28
RenaissanceRe Holdings Ltd. | Annual Report 2001

Because we primarily provide reinsurance coverage for damages resulting from natural and man-made catastrophes, it is possible that we could become liable for a significant amount of losses on a short-term notice. Accordingly we have structured our investment portfolio to preserve capital and provide us with a high level of liquidity, which means that the large majority of our investment portfolio contains investments in fixed income securities, such as U.S. Government bonds, corporate bonds and mortgage backed and asset backed securities.

As a result of the declining interest rate environment during 2001, the average yield on our portfolio fell from 6.8% as of December 31, 2000 to 4.2% as of December 31, 2001. Accordingly, as yields on our portfolio decrease, our interest income will also decrease, as was the case during 2001. Partially offsetting this decrease was the significant growth in assets during the year, which was primarily due to our capital raising activities of issuing $150 million of Senior Notes in July 2001, issuing 2.5 million Common Shares for $233 million in net proceeds in October 2001 and issuing, $150 million of Series A Preference Shares in November 2001. At December 31, 2001, we had an unusually large allocation to cash, which resulted from our decision to wait to invest the proceeds of these capital transactions until we perceived more favorable market conditions. In the short term this large cash allocation has depressed our investment returns.

During 2000, the increase in investment income resulted primarily from an increase in interest rates, together with an increase in the investment base during the year. Although invested assets at December 31, 2001 only reflected an increase of $22.3 million from the prior year end, we had an additional $200.0 million in bank loans during most of 2000, which was repaid during the fourth quarter of 2000.

Other Income
---------------------------------------------------------
Year ended December 31,     2001        2000       1999
---------------------------------------------------------
(in thousands)           $16,244     $10,959     $4,915
---------------------------------------------------------

As discussed previously, in 1999 we began to manage property catastrophe books of business for the Top Layer Re and OPCat joint ventures. We record our profit and/or equity participation from these joint ventures as other income. During 2001, 2000 and 1999 other income included $18.0 million, $9.8 million and $1.9 million of profits, respectively, from these two ventures. The remainder of our other income relates to net results from small non-underwriting portions of our operations, as well as minor activities with catastrophe and derivative instruments under which losses could be triggered by an industry loss index or geological or physical variables. In 2001, other income included approximately $2.4 million from our primary operations and $2.7 million from our investments in non-indemnity catastrophe index contracts. In 2000, contributions to other income from our primary operations and from trading in catastrophe linked index transactions were immaterial. In 1999, we reported $2.5 million in other income relating to recoveries on catastrophe linked index transactions and $1.4 million relating to other income from our primary operations.

During 2001, we formed a third joint venture, DaVinci, in which we own 25% of the equity. Due to the voting and governance structures of DaVinci, our income from this joint venture is not reflected in other income, but is instead consolidated in our financial statements. Our profit participation and equity participation in DaVinci will therefore be reflected primarily through underwriting income and investment income, partially offset by an increase in minority interest for the 75% of DaVinci owned by third parties.

Also, as discussed previously, since OPCat has decided to cease its operations, and since we have decided to assume this book of business, our portion of the earnings from this book of business will, in the future, be reflected in our consolidated underwriting results and investment income instead of other income.

                                                                              29
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Corporate Expenses
---------------------------------------------------------
Year ended December 31,      2001       2000       1999
---------------------------------------------------------
(in thousands)            $11,485     $8,022     $9,888
---------------------------------------------------------

Corporate expenses are incurred by us in running our non-underwriting operations include expenses related to legal and certain consulting expenses, costs for research and development, and other miscellaneous costs associated with operating as a publicly traded company. The majority of the increase in corporate expenses during 2001 primarily related to costs related to research and development initiatives conducted by us in 2001.

Fixed Charges
--------------------------------------------------------------------------------
Year ended December 31,                              2001      2000      1999
--------------------------------------------------------------------------------
(in thousands)
Interest - Revolving Credit Facilities            $ 2,378   $17,167   $ 9,934
Interest - $150 million 7% Senior Notes             4,871         -         -
Interest - $87.6 million Capital Securities         7,484     7,582     8,288
Dividends - $150 million 8.1% Preference Shares     1,418         -         -
--------------------------------------------------------------------------------
Total Fixed Charges                               $16,151   $24,749   $18,222
--------------------------------------------------------------------------------

Due to our financial strength, we have had the ability to access the capital markets for various forms of capital. It is advantageous to have access to various forms of capital, as we therefore do not become dependant on any one source of capital. Furthermore, the cost and flexibility of each form of capital can help us to improve our return to common shareholders and at the same time, maintain a level of capital that allows us to grow our operations.

During 2001, our total fixed charges decreased as a result of our repayment of $200 million of borrowings under our revolving credit and term loan agreement in the fourth quarter of 2000. Since the majority of these funds were borrowed in August 1999, and due to the rising interest rates during 1999 and 2000, this caused interest expense on our debt to increase in 2000 over interest expense in 1999.

As a result of our issuance during 2001 of the Senior Notes and the Preference Shares, we expect our fixed charges to increase in 2002 compared to 2001.

Income Tax Expense (Benefit)
----------------------------------------------------------
Year ended December 31,      2001        2000        1999
----------------------------------------------------------
(in thousands)            $14,262     $ 4,648     ($1,525)
----------------------------------------------------------

In 1998, in conjunction with charges we recorded relating to our purchase and subsequent decision to significantly reduce the operations of Stonington, we recorded a deferred tax asset of $22 million. This deferred tax asset relates primarily to net operating loss carryforwards that are available to offset future taxes payable of our U.S. operating subsidiaries. However, due to the limited opportunities in the U.S. primary insurance market, the U.S. insurance operations have not generated taxable income in the last few years. This calls into question the recoverability of the deferred tax asset. Although we retain the benefit of this asset through 2020, during 2001 and during 2000 we recorded increases in our valuation allowances of $14.0 million and $8.2 million, respectively. As of December 31, 2001, the net balance of the deferred tax asset was $4.2 million.

30
RenaissanceRe Holdings Ltd. | Annual Report 2001

Should our current U.S. operations begin to generate taxable income, or should additional opportunities arise to conduct business in the U.S., the valuation allowance could be eliminated as profits are recorded, and we could possibly earn profits without a corresponding reduction for taxes.

Realized Gains/(Losses)

----------------------------------------------------------
Year ended December 31,      2001        2000         1999
----------------------------------------------------------
(in thousands)            $18,096     ($7,151)    ($15,720)
----------------------------------------------------------

During 2001, net realized gains on sales of investments were $18.1 million, compared to net realized losses of $7.2 million in 2000. As noted above, because our portfolio is structured to preserve capital and provide us with a high level of liquidity, our gains and losses on investments will be highly correlated to fluctuations in interest rates. Accordingly as interest rates decline, we will tend to have realized gains from the turnover of our portfolio, and as interest rates increase, we will tend to have realized losses from the turnover of our portfolio.

Financial Condition

As a holding company, we rely on dividends from our subsidiaries and investment income to make principal and interest payments on our debt and capital securities, and to make dividend payments to our preference shareholders and common shareholders.

The payment of dividends by our subsidiaries is, under certain circumstances, limited under U.S. statutory regulations and Bermuda insurance law. U.S. statutory regulations and The Bermuda Insurance Act 1978, amendments thereto and related regulations of Bermuda, require our Bermuda insurance subsidiaries to maintain certain measures of solvency and liquidity. At December 31, 2001, the statutory capital and surplus of our Bermuda insurance subsidiaries was $1,490.3 million, and the amount required to be maintained by the Act was $259.7 million. Our U.S. subsidiaries are also required to maintain certain measures of solvency and liquidity. At December 31, 2001, the statutory capital and surplus of our U.S. subsidiaries was $32.6 million and the amount required to be maintained was $24.3 million. During 2001, Renaissance Reinsurance declared aggregate cash dividends of $147.1 million, compared with $95.6 million in 2000.

Our operating subsidiaries have historically produced sufficient cash flows to meet their own expected claims payments and operational expenses and to provide dividend payments to us. Our subsidiaries also maintain a concentration of investments in high quality liquid securities, which management believes will provide sufficient liquidity to meet extraordinary claims payments should the need arise. Additionally, we maintain a $310.0 million credit facility to meet additional capital requirements, if necessary.

Cash Flows

Cash flows from operating activities for 2001 were $341.5 million, which principally consisted of net income of $166 million, plus $119 million for losses incurred but not paid as of December 31, 2001, plus $58 million of collections on losses recoverable. The 2001 cash flows from operations were primarily utilized to reinvest in fixed income securities.

We have generated cash flows from operations in 2001 and in 2000 significantly in excess of our operating commitments. To the extent that capital is not utilized in our reinsurance business, we will consider using such capital to invest in new opportunities.

Because of the nature of the coverages we provide, which typically can produce losses of high severity and low frequency, it is not possible to accurately predict our future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between individual quarters and years.

                                                                              31
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Reserve for Claims and Claim Expenses

For most insurance and reinsurance companies, the most significant judgment made by management is the estimation of the claims and claim expense reserves. Because of the variability and uncertainty associated with loss estimation, it is possible that our individual case reserves for each catastrophic event are incorrect, possibly materially. The period of time from the reporting of a loss to us through the settlement of our liability may be several years. During this period, additional facts and trends will be revealed and as these factors become apparent, reserves will be adjusted. Therefore, changes to our prior year loss reserves can impact our current underwriting results by 1) improving our results if the prior year reserves prove to be redundant, or 2) reducing our results if the prior year reserves prove to be insufficient. The impact on net income from changes in prior years loss reserves was an increase of $16.0 million during 2001, a decrease of $8.4 million during 2000 and an increase of $34.6 million in 1999.

For our insurance and reinsurance operations, our estimates of claims reserves are based on 1) claims reports from insureds, 2) our underwriters' experience in setting claims reserves, 3) the use of computer models where applicable and 4) historical industry claims experience. Where necessary we will also use statistical and actuarial methods to estimate ultimate expected claims and claim expenses. We review our reserves on a regular basis.

Our principal business is property catastrophe reinsurance, which subjects us to potential losses that are generally infrequent, but can be significant, such as losses from hurricanes and earthquakes. Because the loss events to which we are exposed are generally characterized by low frequency but high severity, our claims and claim expense reserves will normally fluctuate, sometimes materially, based upon the occurrence of a significant natural or man-made catastrophic loss for which we provide reinsurance. Our reserves will also fluctuate based on the payments we make for these large loss events. As we pay losses related to these large events, if no other events have occurred, our loss reserves would normally tend to decrease.

The table below sets forth our gross and net claims and claim expense reserves for the previous eight years, compared with the balance of our shareholders' equity.

--------------------------------------------------------------------------------
                     Gross        Net       Shareholders'        Percentage
At December 31,    Reserves     Reserves       Equity             of Equity
--------------------------------------------------------------------------------
                                                               Gross     Net
--------------------------------------------------------------------------------
1994               $   63.3     $   63.3     $    265.2         23.9%    23.9%
1995                  100.4        100.4          486.3         20.6     20.6
1996                  105.4        105.4          546.2         19.3     19.3
1997                  110.0        110.0          598.7         18.4     18.4
1998                  298.8        197.5          612.2         48.8     32.3
1999                  478.6        174.9          600.3         79.7     29.1
2000                  403.6        237.0          700.8         57.6     33.8
2001                  572.9        355.3        1,225.0         46.8     29.0
--------------------------------------------------------------------------------

The above information further reflects how our gross reserves, as a percentage of equity, can fluctuate based on the occurrence of significant loss events. For instance in 1999, our gross reserves, and our gross reserves as a percentage of equity increased sharply, due to the nine significant loss events occurring in 1999, many of which occurred in the last four months of the year (see discussion of Premiums above for a discussion of these events). However, as also can be seen from the data above, because of our ability to purchase reasonably priced reinsurance, historically our net reserves as a percentage of equity have shown much less variation from year to year.

We generally expect that the majority of our losses from large catastrophic events will be paid in a two to four year time frame. However, the event causing the loss, the locations of the loss, and whether our losses are from policies with insurers or reinsurers, can affect the time period in which our claims will be paid. For instance, losses occurring in the U.S., tend to pay more quickly than those losses occurring in other parts of the world. This trend is reflected in the current balance of our reserves, whereby seven of the nine events occurring in 1999, occurred outside of the U.S., and accordingly, our claim payments on these losses have tended to pay slower than those on events occurring in the U.S. Also, the 1999 events impacted claims payments in 2000 and 2001 to a greater extent than normal because most of the 1999 events occurred late in the year, including the most severe events, which were the European storms in December.

32
RenaissanceRe Holdings Ltd. | Annual Report 2001

For illustrative purposes, the table below sets forth our claim payments and claim developments for the 1999 accident year for our Reinsurance segment through December 31, 2001:

--------------------------------------------------------------------------------
                                            Gross         Ceded          Net
1999 Accident Year - Reinsurance Segment   Reserves      Reserves      Reserves
--------------------------------------------------------------------------------
Incurred reserve                              282.7         185.0      $  97.7
Claim payments in 1999                        (26.8)          -          (26.8)
--------------------------------------------------------------------------------
Reserves as of December 31, 1999           $  255.9      $  185.0      $  70.9
Claim payments in 2000                       (110.5)       (124.8)        14.3
Reserve additions in 2000                       6.1          (0.6)         6.7
--------------------------------------------------------------------------------
Reserves as of December 31, 2000              151.5          59.6         91.9
Claim payments in 2001                        (37.8)        (54.1)        16.3
Reserve additions in 2001                      10.4          29.4        (19.0)
--------------------------------------------------------------------------------
Reserves as of December 31, 2001           $  124.1      $   34.9      $  89.2
--------------------------------------------------------------------------------

At December 31, 2001, 2000 and 1999, the claims and claim expense reserves of the Reinsurance segment were $500.1 million, $296.4 million and $361.9 million, respectively, of the total reserves of the Company. Also, as of December 31, 2001, 2000 and 1999, of the total reserves of the Reinsurance segment, 86%, 88% and 91% of the reserves, respectively, related to claims and claim expense reserves of the three most recent accident years. As of December 31, 2001, 2000 and 1999, included in our claims and claim expense reserves were reserves for incurred but not reported claims ("IBNR") of $286.7 million, $228.8 million, and $293.2 million, respectively.

During 2001, our claims and claim expense reserves, our claims recoveries and our net reserves all increased as a result of losses we incurred from the World Trade Center tragedy. During 2002, as we pay losses related to the World Trade Center tragedy and other currently known loss events, if no additional significant loss events occur, we would expect the balance of our claims and claim expense reserves to decrease.

Capital Resources

Our total capital resources at December 31, 2001 and 2000 were as follows:

----------------------------------------------------------------
At December 31,                                2001         2000
----------------------------------------------------------------
(In thousands)
Common shareholders' equity              $1,075,024   $  700,818
Series A preference shares                  150,000            -
----------------------------------------------------------------
Total shareholders' equity                1,225,024      700,818

7.00% senior notes                          150,000            -
8.54% capital securities                     87,630       87,630
Revolving credit facility - unborrowed      310,000      302,000
Revolving credit facility - borrowed              -        8,000
Term and revolving loan facility             33,500       42,000
----------------------------------------------------------------
Total capital resources                  $1,806,154   $1,140,448
----------------------------------------------------------------

                                                                              33
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Management's Discussion and Analysis
of Financial Condition and Results of Operations

As is customary in our industry, a portion of our reinsurance policies provide our clients with the right to cancel or not renew our policies in the event our claims paying ratings are downgraded. In some instances the downgrade must be to a rating several levels below our current rating; in others, the trigger level is somewhat higher; and in others it is only one or two levels below our current rating. Many of our policies do not contain a provision of this type. Moreover, we cannot precisely estimate the amount of premium that is at risk, as this amount depends on the particular facts and circumstances at the time, including the degree of the downgrade, the time elapsed on the impacted in-force policies, and the effects of any related catastrophic event on the industry generally. In the event any of these provisions are triggered, we will vigorously seek to retain our clients and do not anticipate that a material amount of premium would be cancelled or nonrenewed. However, we can not assure that our premiums would not decline, perhaps materially, following a ratings downgrade.

During 2001, as a result of the World Trade Center tragedy, two results occurred in the reinsurance market. First, reinsurers recorded significant losses and were forced to, or chose to, withdraw their underwriting capacity for certain lines of reinsurance. Second, these losses raised the awareness of the severity of the losses which could occur. These factors caused an imbalance in the supply of and demand for reinsurance and, as a result, prices escalated for many segments of the reinsurance market. These imbalances provided us with an opportunity to increase our penetration of the property catastrophe reinsurance market, as well as provided us with opportunities to grow other areas of our operations, specifically our Specialty Reinsurance operations and our commercial property insurance operations written through Glencoe Insurance.

With these increased opportunities to grow our businesses, we also decided to materially increase our capital resources through the following activities:

1. In October 2001, we issued 2.5 million of Common Shares for net proceeds of $233 million.

2. In November 2001, we raised $145 million in net proceeds through the issuance of 6,000,000 $1.00 par value Series A Preference Shares at $25.00 per share. The shares are non-convertible and may be redeemed at $25.00 per share on or after November 19, 2006. Dividends are cumulative from the date of original issuance and are payable quarterly in arrears at 8.10% when, if, and as, declared by our Board of Directors. Under certain circumstances, such as amalgamations and changes to Bermuda law requiring approval of the holders of our preference shares to vote as a single class, we may redeem the shares prior to November 19, 2006 at $26.00 per share. The preference shares have no stated maturity and are not convertible into any of our other securities.

3. In July we issued $150 million of 7% Senior Notes due July 2008. We used a portion of the proceeds to repay $16.5 million of outstanding amounts under our $310 million revolving credit and term loan agreement. We can redeem the notes prior to maturity subject to payment of a "make-whole" premium; however, we currently have no intentions of calling the notes. The notes, which are senior obligations, pay interest semi-annually and contain various covenants, including limitations on mergers and consolidations, restriction as to the disposition of stock of designated subsidiaries and limitations on liens on the stock of designated subsidiaries.

We also formed DaVinci, our third joint venture, in October 2001. To form DaVinci, we raised $300 million of outside capital ($275 million as of December 31, 2001) and we utilized $200 million of our capital when we contributed $100 million as equity and provided $100 million as bridge financing. In the first half of 2002, we expect DaVinci to replace our $100 million of bridge financing with bank debt which, because we are consolidating DaVinci, will increase the outstanding debt on our consolidated balance sheet.

Also, in conjunction with market opportunities following the World Trade Center tragedy, we contributed an additional $135 million of capital to Glencoe, thereby increasing its total capital to greater than $200 million.

We continue to maintain a revolving credit and term loan agreement with a syndicate of commercial banks. During the third quarter of 2001, we repaid borrowings of $16.5 million on this facility and as of December 31, 2001 no amounts were outstanding. In the fourth quarter of 2000 we repaid $200.0 million of the then outstanding balance. Interest rates on the facility are based on a spread above LIBOR and averaged 5.45% during 2001, compared to 7.03% in 2000. Our revolving credit agreement contains certain financial covenants including requirements that consolidated debt to capital does not exceed a ratio of 0.35:1; consolidated net worth must exceed the greater of $100.0 million or 125% of consolidated debt; and 80% of invested assets must be rated BBB- or better. We were in compliance with all the covenants of this revolving credit and term loan agreement at December 31, 2001.

34
RenaissanceRe Holdings Ltd. | Annual Report 2001

Renaissance U.S. has a $18.5 million term loan and $15.0 million revolving loan facility with a syndicate of commercial banks, each of which is guaranteed by RenaissanceRe. Interest rates on the facility are based upon a spread above LIBOR, and averaged 4.71% during 2001, compared to 6.98% in 2000. The related agreements contain certain financial covenants, including a covenant that RenaissanceRe, as principal guarantor, maintain a ratio of liquid assets to debt service of 4:1. The term loan has mandatory repayment provisions approximating $9 million per year in each of years 2002 and 2003. The loan facility of $15 million is repayable in 2003. During 2001, Renaissance U.S. repaid approximately $8.5 million of this facility. We were in compliance with all the covenants of this term loan and revolving loan facility at December 31, 2001.

Our subsidiary, RenaissanceRe Capital Trust has issued capital securities which pay cumulative cash distributions at an annual rate of 8.54%, payable semi-annually. During 2000, we purchased $2.0 million of these capital securities recognizing a gain of $0.5 million which has been reflected in shareholders' equity. No securities were purchased during 2001. The sole asset of the Trust consists of our junior subordinated debentures in an amount equal to the outstanding capital securities. The Indenture relating to these junior subordinated debentures contains certain covenants, including a covenant prohibiting us from the payment of dividends if we are in default under the Indenture. We were in compliance with all of the covenants of the Indenture at December 31, 2001. The capital trust securities mature on March 1, 2027. Generally Accepted Accounting Principles do not allow these securities to be classified as a component of shareholders' equity, therefore, they are reflected as minority interest.

Under the terms of certain reinsurance contracts, we may be required to provide letters of credit to reinsureds in respect of reported claims and/or unearned premiums. Our letters of credit are secured by a lien on a portion of our investment portfolio. At December 31, 2001, we had outstanding letters of credit aggregating $125.8 million, compared to $44.9 million in 2000. This increase is primarily related to the losses emanating from the World Trade Center tragedy. Also, in connection with our Top Layer Re joint venture we have committed $37.5 million of collateral to support a letter of credit.

In order to encourage employee ownership of common shares, we have guaranteed certain loan and pledge agreements between certain employees and Bank of America, Illinois ("BofA"). Pursuant to the terms of this employee credit facility, BofA has agreed to loan the participating employees up to an aggregate of $25.0 million. The balance outstanding at December 31, 2001 was $24.1 million, compared to $24.8 million in 2000. Each loan under this employee credit facility is required to be initially collateralized by the respective participating employee with common shares or other collateral acceptable to BofA. If the value of the collateral provided by a participating employee subsequently decreases, the participating employee is required to contribute additional collateral in the amount of such deficiency, failing which BofA can accelerate the loan and liquidate the remaining collateral. Loans under this employee credit facility are otherwise non-recourse to the participating employees. Given the level of collateral, we do not presently anticipate that we will be required to honor any guarantees under the employee credit facility, although there can be no assurance that we will not be so required in the future.

Shareholders' Equity

During 2001, shareholders' equity increased by $524.2 million, from $700.8 million at December 31, 2000 to $1.2 billion at December 31, 2001. The significant components of the change in shareholders' equity included net income from continuing operations of $164.4 million, $145 million received from the issuance of 6 million Series A Preference Shares, and $233 million received from the issuance of 2.5 million common shares, offset by the payment of dividends of $32.8 million. At December 31, 2001, shareholders' equity attributable to common shareholders was $1.075 billion.

From time to time, we have returned capital to our shareholders through share repurchase programs. As at December 31, 2001, we had $27.1 million remaining under our existing program. During 2000, we purchased 671,900 common shares for an aggregate value of $25.1 million. During 1999, we repurchased 2,226,700 common shares for an aggregate value of $80.1 million. No shares were repurchased during 2001.

Investments

At December 31, 2001, we held cash and investments totaling $2.2 billion, compared to $1.1 billion in 2000, with net unrealized appreciation of $16.3 million, compared to unrealized appreciation of $6.8 million in 2000.

                                                                              35
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Because we primarily provide coverage for damages resulting from natural and man-made catastrophes, we may become liable for substantial claim payments on short-term notice. Accordingly, our investment portfolio is structured to preserve capital and provide a high level of liquidity which means that the large majority of our investment portfolio contains investments in fixed income securities, such as U.S. Government bonds, corporate bonds and mortgage backed and asset backed securities.

The table below shows the aggregate amounts of investments available for sale, other investments and cash and cash equivalents comprising our portfolio of invested assets:

---------------------------------------------------------------------------
At December 31,                                           2001         2000
---------------------------------------------------------------------------
(In thousands)
Investments available for sale, at fair value       $1,282,483   $  928,102
Other investments                                       38,307       22,443
Cash, cash equivalents and short term investments      873,640      124,331
---------------------------------------------------------------------------
Total invested assets                               $2,194,430   $1,074,876
---------------------------------------------------------------------------

The growth in our portfolio of invested assets for the year ended December 31, 2001 resulted primarily from net cash provided by operating activities of $326 million, $233 million raised from the issuance of 2.5 million common shares, $145 million received from the issuance of 6 million Series A Preference Shares, $150 million raised from the issuance of 7% senior notes and $275 million of third party investment in our most recent joint venture, DaVinci Reinsurance. At year end, we had an unusually large allocation to cash, which resulted from our decision to wait to invest the proceeds of these capital transactions until we perceived more favorable market conditions; in the short term, this large cash allocation has depressed our investment returns. Over time, we expect our cash position to return to historical levels.

Our current investment guidelines call for the invested asset portfolio, including cash and cash equivalents, to have at least an average AA rating as measured by Standard & Poor's Ratings Group. At December 31, 2001, our invested asset portfolio had a dollar weighted average rating of AA, an average duration of 1.9 years and an average yield to maturity of 3.8%.

Catastrophe Linked Instruments

We have assumed risk through catastrophe and derivative instruments under which losses could be triggered by an industry loss index or geological or physical variables. During 2001, 2000 and 1999 we recorded recoveries on non-indemnity catastrophe index transactions of $2.7 million, nil, and $2.5 million, respectively. We report these recoveries in other income. We cannot assure that this performance will continue.

Market Sensitive Instruments

Our investment portfolio includes investments which are subject to changes in market values with changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the treasury yield curve of 100 basis points would cause a decrease in total return of 1.9%, which equated to a decrease in market value of approximately $41.0 million on a portfolio valued at $2,156.1 million at December 31, 2001. At December 31, 2000, the decrease in total return would have been 2.7%, which equated to a decrease in market value of approximately $28.4 million on a portfolio valued at $1,052.4 million. The foregoing reflects the use of an immediate time horizon, since this presents the worst-case scenario. Credit spreads are assumed to remain constant in these hypothetical examples.

Currency

Our functional currency is the U.S. dollar. We write a substantial portion of our business in currencies other than U.S. dollars and may, from time to time, experience exchange gains and losses and incur underwriting losses in currencies other than U.S. dollars, which will in turn affect our consolidated financial statements.

36
RenaissanceRe Holdings Ltd. | Annual Report 2001

Our current foreign currency policy is to hold foreign currency assets, including cash and receivables, that approximate the net monetary foreign currency liabilities, including claims and claim expense reserves and reinsurance balances payable. All changes in the exchange rates are recognized currently in our statement of income. When necessary we will seek to hedge our exposure to foreign currency transactions through the use of options, swaps and/or forward contracts. As of December 31, 2001, we did not have any outstanding options, swaps or forward contracts related to foreign currency exposure.

Effects of Inflation

The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The anticipated effects on us are considered in our catastrophe loss models. The effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim expenses. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled.

Off Balance Sheet and Special Purpose Entity Arrangements

As of December 31, 2001, we have not entered into any guarantees, or guaranteed the liabilities of any non-consolidated affiliates or subsidiaries or other non-related parties.

New Accounting Pronouncement

Effective January 1, 2002 we implemented SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS 133, goodwill and other intangible assets are no longer being amortized but are reviewed periodically for impairment. The adoption of SFAS 142 had no significant impact on our consolidated financial statements.

Current Outlook

The World Trade Center tragedy has caused significant changes to the market environment. Many insurance and reinsurance companies are seeking and receiving higher prices for the risks that they assume and have substantially reduced their exposures, including various exclusions for acts of terrorism and acts of war. These actions are being taken as a result of an increased perception of risk for the industry in general, as well as an improved understanding of the correlation between, and within, various classes of business that were previously believed to be independent by other companies. In addition, there is a heightened sensitivity to credit quality as a number of other insurance companies have experienced downgrades in their credit ratings.

Because RenaissanceRe experienced relatively limited losses from the World Trade Center tragedy, and continues to have stable, high credit ratings, we believe we are well positioned to significantly increase our managed catastrophe premiums.

In addition, we are anticipating that we will expand our presence in the specialty reinsurance coverages, which by our definition are coverages that are not specifically property catastrophe reinsurance coverages. In evaluating opportunities in the specialty reinsurance market, we focus on those coverages which, like property catastrophe reinsurance, produce losses that are infrequent in nature, but could be severe if they occur. Examples include aviation, satellite, finite and catastrophe exposed workers compensation coverages.

We also anticipate that we will increase the premiums written by our Bermuda based primary insurance company, Glencoe. Glencoe, which primarily provides catastrophe exposed primary property coverage on an excess and surplus lines basis, wrote $12.9 million of gross written premiums in 2001.

As a result of the World Trade Center tragedy, we expect the cost of reinsurance protection to increase during 2002. If prices rise to levels whereby we believe the purchase of reinsurance protection would become uneconomical, we may retain a greater level of net risk in certain geographic regions. In order to obtain longer-term retrocessional capacity, we have entered into multi-year contracts with respect to a portion of our portfolio.

The World Trade Center tragedy has caused insurers and reinsurers to seek to limit their potential exposures to losses from terrorism attacks. We often exlcude terrorism in the reinsurance and insurance that we write, but do have potential exposures to this risk. We are monitoring our aggregate exposures to terrorist attacks.

                                                                              37
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Subsequent to the World Trade Center tragedy, a substantial amount of capital has entered the insurance and reinsurance markets both through investments in established companies and through start-up ventures. The addition of new capital in the marketplace may cause a reduction in prices of reinsurance contracts, or could shorten the time horizon of the price increases for reinsurance contracts. Currently, however, we do not believe that the new capital has resulted in adverse changes to the prevailing pricing structure in the property catastrophe reinsurance market. To the extent that the newly-formed companies or established companies were to reduce the pricing of their products, this could force us to reduce our future underwriting premiums.

Note on Forward Looking Statements

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, us.

In particular, statements using words such as "may," "should," "estimate," "expect," "anticipate," "intend," "believe," "predict," "potential," or words of similar import generally involve forward-looking statements. For example, we have included certain forward looking statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" with regard to trends in results, prices, volumes, operations, investment results, margins, overall market trends, risk management and exchange rates. This Annual Report also contains forward looking statements with respect to our business and industry, such as those relating to our strategy and management objectives, trends in market conditions, prices, market standing and product volumes, investment results and pricing conditions in the reinsurance and insurance industries.

In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

(1) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our estimates;

(2) a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

(3) the lowering or loss of one of the financial or claims-paying ratings of ours or one or more of our subsidiaries;

(4)  acts of terrorism or acts of war;

(5) risks associated with implementing our business strategies and our initiatives for organic growth, including risks relating to managing that growth;

(6)  slower than anticipated growth in our fee-based operations;

(7) changes in economic conditions, including interest and currency rate and other conditions which could affect our investment portfolio;

(8)  uncertainties in our reserving process;

(9)  the ability of our reinsurers to honor their obligations;

(10) extraordinary events affecting our clients, such as bankruptcies and liquidations;

(11) loss of services of any one of our key executive officers;

(12) the passage of federal or state legislation subjecting Renaissance Reinsurance to supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;

(13) challenges by insurance regulators in the United States to Renaissance Reinsurance's claim of exemption from insurance regulation under the current laws;

(14) a contention by the United States Internal Revenue Service that our Bermuda subsidiaries, including Renaissance Reinsurance, are subject to U.S. taxation; and

(15) actions of competitors, including industry consolidation, the launch of new entrants and the development of competing financial products.

The factors listed above should not be construed as exhaustive. Certain of these factors are described in more detail in our filings with the Securities and Exchange Commission, including in our Annual Report on Form 10-K for the year ended December 31, 2001, under the caption "Risk Factors." We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

38
RenaissanceRe Holdings Ltd. | Annual Report 2001

Management's Responsibility for Financial Statements
--------------------------------------------------------------------------------

Management is responsible for the integrity of the consolidated financial statements and other financial information presented in this Annual Report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgements as required.

The Company's internal controls are designed so that transactions are authorized and executed in accordance with management's authorization, to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard the assets against unauthorized use or disposition. Such controls are based on established policies and procedures and are implemented by qualified personnel with an appropriate segregation of duties.

Ernst & Young, independent auditors, are retained to audit the Company's consolidated financial statements and express their opinion thereon. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States, which includes the consideration of the Company's internal controls and an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. These procedures enable them to obtain a reasonable assurance about whether the financial statements are free of material misstatement and provide a reasonable basis for their opinion.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee. The Audit Committee meets periodically with the independent auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

/s/ James N. Stanard                    /s/ John M. Lummis

James N. Stanard                        John M. Lummis
Chairman and                            Executive Vice President and
Chief Executive Officer                 Chief Financial Officer


Report of Independent Auditors
To The Board of Directors and Shareholders of RenaissanceRe Holdings Ltd. and Subsidiaries.
--------------------------------------------------------------------------------

We have audited the accompanying consolidated balance sheets of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young

Hamilton, Bermuda
January 23, 2002

                                                                              39
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Consolidated Balance Sheets

At December 31,                                                                     2001           2000
-------------------------------------------------------------------------------------------------------
(in thousands of United States dollars, except per share amounts)
Assets
Investments and cash
Fixed maturity investments available for sale, at fair value                 $ 1,282,483    $   928,102
    (Amortized cost $1,266,188 and $921,750 at December 31, 2001 and 2000, respectively) (Note 3)
Short term investments, at cost                                                    7,372         13,760
Other investments                                                                 38,307         22,443
Cash and cash equivalents                                                        866,268        110,571
-------------------------------------------------------------------------------------------------------
Total investments and cash                                                     2,194,430      1,074,876
Reinsurance premiums receivable                                                  102,202         95,423
Ceded reinsurance balances                                                        41,690         37,520
Losses and premiums recoverable (Note 4)                                         217,556        167,604
Accrued investment income                                                         17,696         15,034
Deferred acquisition costs                                                        12,814          8,599
Other assets                                                                      57,264         69,933
-------------------------------------------------------------------------------------------------------
Total Assets                                                                 $ 2,643,652    $ 1,468,989
-------------------------------------------------------------------------------------------------------
Liabilities, Minority Interests and Shareholders' Equity
Liabilities
Reserve for claims and claim expenses (Note 5)                               $   572,877    $   403,611
Reserve for unearned premiums                                                    125,053        112,541
Debt (Note 6)                                                                    183,500         50,000
Reinsurance balances payable                                                     115,967         50,779
Other liabilities                                                                 58,650         63,610
-------------------------------------------------------------------------------------------------------
Total Liabilities                                                              1,056,047        680,541
-------------------------------------------------------------------------------------------------------
Minority interest - Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated
    debentures of RenaissanceRe (Note 7)                                          87,630         87,630
Minority interest - DaVinci (Note 7)                                             274,951              -

Shareholders' Equity (Note 8)
Series A preference shares: $1.00 par value - 6,000,000 shares authorized,
   issued and outstanding at December 31, 2001 (2000 - nil)                      150,000              -
Common shares and additional paid-in capital: $1.00 par value - authorized
   225,000,000 shares; issued and outstanding at December 31, 2001
   22,630,883 shares  (2000 - 19,621,267 shares)                                 264,623         22,999
Unearned stock grant compensation (Note 15)                                      (20,163)       (11,716)
Accumulated other comprehensive income                                            16,295          6,831
Retained earnings                                                                814,269        682,704
-------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                     1,225,024        700,818
-------------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interests and Shareholders' Equity               $ 2,643,652    $ 1,468,989
-------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

40
RenaissanceRe Holdings Ltd. | Annual Report 2001

Consolidated Statements of Income

Years Ended December 31,                                                  2001         2000         1999
--------------------------------------------------------------------------------------------------------
(in thousands of United States dollars, except per share amounts)
Revenues
Gross premiums written                                               $ 501,321    $ 433,002    $ 351,305
--------------------------------------------------------------------------------------------------------
Net premiums written                                                 $ 339,547    $ 293,303    $ 213,513
Decrease (increase) in unearned premiums                                (6,482)     (25,622)       7,604
--------------------------------------------------------------------------------------------------------
Net premiums earned                                                    333,065      267,681      221,117
Net investment income (Note 3)                                          75,156       77,868       60,334
Net foreign exchange gains (losses)                                     (1,667)         378         (411)
Other income                                                            16,244       10,959        4,915
Net realized gains (losses) on investments (Note 3)                     18,096       (7,151)     (15,720)
--------------------------------------------------------------------------------------------------------
Total Revenues                                                         440,894      349,735      270,235
--------------------------------------------------------------------------------------------------------
Expenses
Claims and claim expenses incurred (Note 5)                            149,917      108,604       77,141
Acquisition costs                                                       45,359       38,530       25,500
Operational expenses                                                    38,603       37,954       36,768
Corporate expenses                                                      11,485        8,022        9,888
Interest expense                                                         7,249       17,167        9,934
--------------------------------------------------------------------------------------------------------
Total Expenses                                                         252,613      210,277      159,231
--------------------------------------------------------------------------------------------------------
Income before minority interests and taxes                             188,281      139,458      111,004
Minority interest - Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior
    subordinated debentures of RenaissanceRe (Note 7)                   (7,484)      (7,582)      (8,288)
Minority interest - DaVinci (Note 7)                                      (751)           -            -
--------------------------------------------------------------------------------------------------------
Income before taxes                                                    180,046      131,876      102,716
Income tax benefit (expense) (Note 12)                                 (14,262)      (4,648)       1,525
--------------------------------------------------------------------------------------------------------
Net income                                                             165,784      127,228      104,241
Dividends on Series A preference shares                                 (1,418)           -            -
--------------------------------------------------------------------------------------------------------
Net income available to common shareholders                          $ 164,366    $ 127,228    $ 104,241
--------------------------------------------------------------------------------------------------------
Earnings per common share - basic                                    $    8.29    $    6.68    $    5.10
Earnings per common share - diluted                                  $    7.90    $    6.50    $    5.05

See accompanying notes to the consolidated financial statements.


                                                                              41
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31,                                             2001           2000           1999
-------------------------------------------------------------------------------------------------------
(in thousands of United States dollars, except per share amounts)
Series A preference shares
Issuance of shares                                            $   150,000    $         -    $         -
-------------------------------------------------------------------------------------------------------
Balance - December 31                                             150,000              -              -
-------------------------------------------------------------------------------------------------------
Common shares & additional paid-in capital
Balance - January 1                                                22,999         19,686         39,035
Issuance of common shares                                         232,525              -              -
Exercise of stock options & restricted share awards                14,652          3,495          6,461
Repurchase of shares                                                    -           (672)       (26,695)
Issuance costs of preference shares and other                      (5,553)           490            885
-------------------------------------------------------------------------------------------------------
Balance - December 31                                             264,623         22,999         19,686
-------------------------------------------------------------------------------------------------------
Unearned stock grant compensation
Balance - January 1                                               (11,716)       (10,026)        (8,183)
Stock grants awarded                                              (15,653)        (7,215)        (5,382)
Amortization                                                        7,206          5,525          3,539
-------------------------------------------------------------------------------------------------------
Balance - December 31                                             (20,163)       (11,716)       (10,026)
-------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income
Balance - January 1                                                 6,831        (18,470)        (5,144)
Net unrealized gains (losses) on investments,
   net of adjustment (see disclosure below)                         9,464         25,301        (13,326)
-------------------------------------------------------------------------------------------------------
Balance - December 31                                              16,295          6,831        (18,470)
-------------------------------------------------------------------------------------------------------
Retained earnings
Balance - January 1                                               682,704        609,139        586,524
Net income                                                        165,784        127,228        104,241
Dividends on common shares                                        (32,801)       (29,228)       (28,885)
Dividends on preference shares                                     (1,418)             -              -
Repurchase of shares                                                    -        (24,435)       (53,403)
Other                                                                   -              -            662
-------------------------------------------------------------------------------------------------------
Balance - December 31                                             814,269        682,704        609,139
-------------------------------------------------------------------------------------------------------

Total Shareholders' Equity                                    $ 1,225,024    $   700,818    $   600,329
-------------------------------------------------------------------------------------------------------
Comprehensive Income
Net income                                                    $   165,784    $   127,228    $   104,241
Other comprehensive income (loss)                                   9,464         25,301        (13,326)
-------------------------------------------------------------------------------------------------------
Comprehensive Income                                          $   175,248    $   152,529    $    90,915
-------------------------------------------------------------------------------------------------------
Disclosure Regarding Net Unrealized Gains (Losses)
Net unrealized holding gains (losses) arising during period   $    27,560    $    18,150    $   (29,046)
Net realized losses (gains) included in net income                (18,096)         7,151         15,720
-------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on investments                  $     9,464    $    25,301    $   (13,326)
-------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

42
RenaissanceRe Holdings Ltd. | Annual Report 2001

Consolidated Statements of Cash Flows

Years Ended December 31,                                           2001           2000           1999
-----------------------------------------------------------------------------------------------------
(in thousands of United States dollars)
Cash Flows Provided by Operating Activities:
Net income                                                  $   165,784    $   127,228    $   104,241
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization                                     3,190            315          9,810
Net realized losses (gains) on investments                      (18,096)         7,151         15,720
Reinsurance balances, net                                        58,408        (14,346)       (27,595)
Ceded reinsurance balances                                       (4,169)        12,717         (8,867)
Accrued investment income                                        (2,661)        (1,578)        (3,488)
Reserve for unearned premiums                                    12,513         14,155          3,920
Reserve for claims and claim expenses, net                      119,314         86,033         51,524
Other, net                                                        7,199         19,153        (14,960)
-----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                       341,482        250,828        130,305
-----------------------------------------------------------------------------------------------------
Cash Flows Applied to Investing Activities:
Proceeds from maturities and sales of investments             3,290,264      2,171,484      1,986,498
Purchase of investments available for sale                   (3,633,332)    (2,187,007)    (2,146,361)
Net sales (purchases) of short term and other investments         6,384         (1,001)        13,543
-----------------------------------------------------------------------------------------------------
Net cash applied to investing activities                       (336,684)       (16,524)      (146,320)
-----------------------------------------------------------------------------------------------------
Cash Flows Provided by (Applied to) Financing Activities:
Sale (purchase) of common shares                                232,525        (25,107)       (80,098)
Net proceeds from (repayment of) bank loan                      (16,500)      (200,000)       150,000
Sale of preference shares                                       145,275              -              -
Issuance of senior debt                                         148,868              -              -
Minority interests                                              274,951              -              -
Dividends paid                                                  (34,220)       (29,228)       (28,885)
Purchase of capital securities                                        -         (1,510)        (8,591)
-----------------------------------------------------------------------------------------------------
Net cash provided by (applied to) financing activities          750,899       (255,845)        32,426
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            755,697        (21,541)        16,411
Cash and Cash Equivalents, Beginning of Year                    110,571        132,112        115,701
-----------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                      $   866,268    $   110,571    $   132,112
-----------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

                                                                              43
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Notes to Consolidated Financial Statements
December 31, 2001 (amounts in tables expressed in thousands of United States dollars, except per share amounts)

Note 1. Organization

RenaissanceRe Holdings Ltd. ("RenaissanceRe", or the "Company"), was formed under the laws of Bermuda on June 7, 1993. Through its subsidiaries it provides reinsurance and insurance coverage where the risk of natural and man-made catastrophes represents a significant component of the overall exposure.

o Renaissance Reinsurance Ltd. ("Renaissance Reinsurance") is the Company's principal subsidiary and provides property catastrophe reinsurance coverage to insurers and reinsurers on a worldwide basis. To a lesser extent, Renaissance Reinsurance also writes non-catastrophe reinsurance in certain specialty lines.

o The Company also manages property catastrophe reinsurance written on behalf of joint ventures, including Top Layer Reinsurance Ltd. ("Top Layer Re"), Overseas Partners Cat Ltd. ("Opcat") and DaVinci Reinsurance Ltd. ("DaVinci"). DaVinci was formed in October 2001 with other equity investors and is consolidated in the Company's financial statements. The Company acts as exclusive underwriting manager for these joint ventures in return for fee-based income and profit participation.

o The Company's primary operations include Glencoe Insurance Ltd. ("Glencoe"), DeSoto Insurance Company ("DeSoto"), DeSoto Prime Insurance Company ("DeSoto Prime") and Stonington Insurance Company ("Stonington", formerly Nobel Insurance Company). Glencoe provides catastrophe exposed property coverage on an insurance and reinsurance basis and DeSoto and DeSoto Prime operate in the U.S. homeowners market. Stonington is licensed to operate in 50 states in the U.S.

Note 2. Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared on the basis of United States generally accepted accounting principles ("GAAP") and include the accounts of RenaissanceRe and its wholly-owned and majority-owned subsidiaries and DaVinci, which are collectively referred to herein as the "Company". All intercompany transactions and balances have been eliminated on consolidation. Minority interests represent the interests of external parties in respect of net income and shareholders' equity of RenaissanceRe Capital Trust (the "Trust") and DaVinciRe Holdings Ltd. (Note 7). The Company has also established a wholly-owned subsidiary, RenaissanceRe Capital Trust II, which is a financing subsidiary available to issue certain types of securities on behalf of the Company. As of December 31, 2001, no such securities had been issued. Certain comparative information has been reclassified to conform with the current year presentation.

Use of estimates in financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The significant estimates reflected in the Company's financial statements include, but are not limited to, the reserves for claims and claim expenses and the related losses and premiums recoverable.

Premiums and related expenses

Premiums are recognized as income, net of any applicable retrocessional coverage, over the terms of the related contracts and policies. Premiums written are based on policy and contract terms and include estimates based on information received from both insureds and ceding companies. Subsequent differences arising on such estimates are recorded in the period in which they are determined. Reserve for unearned premiums represents the portion of premiums written that relate to the unexpired terms of contracts and policies in force. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

Acquisition costs, consisting principally of commissions and brokerage expenses incurred at the time a contract or policy is issued, are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premiums. Anticipated claims and claim expenses, based on historical and current experience, and anticipated investment income related to those premiums are considered in determining the recoverability of deferred acquisition costs.

44
RenaissanceRe Holdings Ltd. | Annual Report 2001

Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The Company evaluates the financial condition of its reinsurers through internal evaluation by senior management. For retroactive reinsurance contracts, the amount by which liabilities associated with the reinsured policies exceed the amount paid for reinsurance coverage is deferred and amortized into income using the recovery method.

Claims and claim expenses

The reserve for claims and claim expenses includes estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on individual claims, case reserves and other reserve estimates reported by insureds and ceding companies as well as management estimates of ultimate losses. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Accordingly, ultimate losses may vary materially from the amounts provided in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in the consolidated statement of income in the period in which they become known and are accounted for as changes in estimates.

Investments and cash

Investments are considered available for sale and are reported at fair value. The net unrealized appreciation or depreciation on investments is included in accumulated other comprehensive income. Investment transactions are recorded on the trade date with balances pending settlement reflected in the balance sheet as a component of other assets or other liabilities.

Realized gains or losses on the sale of investments are determined on the basis of the specific identification method and include adjustments to the net realizable value of investments for declines in value that are considered to be other-than-temporary. Net investment income includes interest and dividend income together with amortization of market premiums and discounts and is net of investment management and custody fees. The amortization of premium and accretion of discount for fixed maturity securities is computed utilizing the interest method. The effective yield utilized in the interest method is adjusted when sufficient information exists to estimate the probability and timing of prepayments. Fair values of investments are based on quoted market prices, or when such prices are not available, by reference to broker or underwriter bid indications.

Short term investments, which have a maturity of one year or less when purchased, are carried at cost which approximates fair value. Cash equivalents include money market instruments with a maturity of ninety days or less when purchased.

Goodwill

The Company amortizes goodwill on a straight-line basis over the expected recovery period, principally twenty years. Goodwill is periodically reviewed for impairment and amounts deemed unrecoverable are adjusted accordingly. Goodwill is included in other assets on the consolidated balance sheet and is expensed through corporate expenses in the consolidated statement of income. The Financial Accounting Standards Board ("FASB") has recently issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." As a result, the Company's goodwill existing at December 31, 2001 will cease to be amortized effective January 1, 2002, and will, thereafter, be subject to an annual impairment review. The adoption of SFAS 142 will have no significant impact on the Company's financial statements.

Earnings per share

Basic earnings per share is based on weighted average Common Shares and excludes any dilutive effects of options and restricted stock. Diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock grants.

Foreign exchange

The Company's functional currency is the United States dollar. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date, which may result in the recognition of exchange gains or losses which are included in the determination of net income.

                                                                              45
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Notes to Consolidated Financial Statements

Stock incentive compensation plans

The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. The alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation", requires the use of option valuation models that were not necessarily developed for use in valuing employee stock options. It is the opinion of management that disclosure of the pro-forma impact of fair values provides a more relevant and informative presentation of the impact of stock options issued to employees than financial statement recognition of such amounts.

Taxation

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance against the deferred tax asset is provided for if and when the Company believes that a portion of the deferred tax asset may not be realized in the near term.

Note 3. Investments

The amortized cost, fair value and related unrealized gains and losses on fixed maturity investments are as follows:

-----------------------------------------------------------------------------------------
At December 31, 2001
                                                    Gross          Gross
                                   Amortized     Unrealized     Unrealized       Fair
                                     Cost           Gains         Losses         Value
-----------------------------------------------------------------------------------------
U.S. asset backed securities      $   292,175   $     3,804    $    (1,188)   $   294,791
U.S. corporate bonds                  275,265         4,861         (2,885)       277,241
U.S. Government bonds                 272,698         3,972           (774)       275,896
U.S. mortgage backed securities       201,209         3,196           (689)       203,716
Non-U.S. government bonds             160,732         5,399           (760)       165,371
Non-U.S. corporate bonds               64,109         2,673         (1,314)        65,468
-----------------------------------------------------------------------------------------
                                  $ 1,266,188   $    23,905    $    (7,610)   $ 1,282,483
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
At December 31, 2000
                                                    Gross          Gross
                                   Amortized     Unrealized     Unrealized       Fair
                                     Cost           Gains         Losses         Value
-----------------------------------------------------------------------------------------
U.S. asset backed securities      $   201,828   $     3,628    $       (17)   $   205,439
U.S. corporate bonds                  229,466         4,394         (8,587)       225,273
U.S. Government bonds                 264,183         3,725            (14)       267,894
U.S. mortgage backed securities       100,651         2,276           (213)       102,714
Non-U.S. government bonds             107,312         4,010         (1,100)       110,222
Non-U.S. corporate bonds               18,310           257         (2,007)        16,560
-----------------------------------------------------------------------------------------
                                  $   921,750   $    18,290    $   (11,938)   $   928,102
-----------------------------------------------------------------------------------------

46
RenaissanceRe Holdings Ltd. | Annual Report 2001

Contractual maturities of fixed maturity securities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

----------------------------------------------------------
At December 31, 2001
                                   Amortized       Fair
                                      Cost         Value
----------------------------------------------------------
Due within one year                $   10,589   $   10,797
Due after one through five years      487,302      494,286
Due after five through ten years      184,747      185,473
Due after ten years                    90,166       93,420
U.S. asset backed securities          292,175      294,791
U.S. mortgage backed securities       201,209      203,716
----------------------------------------------------------
                                   $1,266,188   $1,282,483
----------------------------------------------------------

The following table summarizes the composition of the fair value of the fixed maturity portfolio by ratings assigned by rating agencies (e.g. Standard & Poor's Corporation) or, with respect to non-rated issues, as estimated by the Company's investment managers.

        ---------------------------------------
                           At December 31,
                        2001             2000
        ---------------------------------------
        AAA              69.9%            69.1%
        AA               7.6              9.4
        A                6.3              5.5
        BBB              7.3              5.1
        BB               2.7              2.9
        B                4.4              5.5
        CCC              0.6              0.3
        CC               0.2              0.1
        D                0.1              -
        NR               0.9              2.1
        ---------------------------------------
                       100.0%           100.0%
        ---------------------------------------

Investment income

The components of net investment income are as follows:

--------------------------------------------------------------------
                                           Year Ended December 31,
                                            2001      2000      1999
--------------------------------------------------------------------
Fixed maturities and other investments   $66,123   $62,588   $52,470
Short term investments                     7,785     6,213     6,200
Cash and cash equivalents                  3,285    10,858     2,898
--------------------------------------------------------------------
                                          77,193    79,659    61,568
Investment expenses                        2,037     1,791     1,234
--------------------------------------------------------------------
Net investment income                    $75,156   $77,868   $60,334
--------------------------------------------------------------------

The analysis of realized gains (losses) and the change in unrealized gains (losses) on investments is as follows:

--------------------------------------------------------------------------------
                                                   Year Ended December 31,
                                                   2001        2000        1999
--------------------------------------------------------------------------------
Gross realized gains                           $ 78,247    $ 11,173    $  4,619
Gross realized losses                           (60,151)    (18,324)    (20,339)
Net realized gains (losses) on investments       18,096      (7,151)    (15,720)
Unrealized gains (losses)                         9,464      25,301     (13,326)
--------------------------------------------------------------------------------
Total realized and unrealized gains (losses)
  on investments                               $ 27,560    $ 18,150    $(29,046)
--------------------------------------------------------------------------------

                                                                              47
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Notes to Consolidated Financial Statements

At December 31, 2001 approximately $12.1 million (2000 - $15.0 million) of cash and investments at fair value were on deposit with various regulatory authorities as required by law.

Alternative investments

Included in other investments are investments in hedge funds and a fund holding bank loans of $28.4 million (2000 - $15.5 million) and private equity investments of $4.9 million (2000 - $1.7 million). The Company has committed capital to its private equity partnerships of $25.0 million, of which $5.0 million has been contributed at December 31, 2001.

Catastrophe linked instruments

The Company has assumed and ceded risk through catastrophe linked securities and derivative instruments under which losses or recoveries are triggered by an industry loss index or geological or physical variables. During 2001, 2000 and 1999, the Company recognized gains on these contracts of $2.7 million, $nil, and $2.5 million, respectively, which are included in other income. The fair value of these contracts at December 31, 2001 is a loss of $1.0 million, which is reflected in other income. Also included in other income are payments of $7.3 million for derivative type contracts to protect the Company's property catastrophe reinsurance business.

Note 4. Ceded Reinsurance

The Company utilizes reinsurance to reduce its exposure to large losses. The Company currently has in place contracts that provide for recovery of a portion of certain claims and claim expenses from reinsurers in excess of various retentions and loss warranties. The Company would remain liable to the extent that any reinsurance company fails to meet its obligations. The earned reinsurance premiums ceded were $155.7 million, $149.8 million and $128.1 million for 2001, 2000 and 1999, respectively.

Other than loss recoveries, certain of the Company's ceded reinsurance contracts also provide for recoveries of additional premiums, reinstatement premiums and lost no claims bonuses which are incurred when losses are ceded to reinsurance contracts. Total recoveries netted against premiums and claims and claim expenses incurred were $160.4 million, $52.0 million and $255.3 million for 2001, 2000 and 1999, respectively. As of December 31, 2001, the Company has recorded a $7.5 million valuation allowance against these recoveries.

Included in losses and premiums recoverable as of December 31, 2001, are recoverables of $14.4 million (2000 - $23.2 million) which relate to a retroactive reinsurance contract entered into by Stonington. SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", requires that adverse development of the reserves covered by this contract be reflected in the Company's statement of income when the adverse development becomes known. However, the offsetting recovery under the contract is required to be deferred and recognized into income, as a reduction to claims and claim expenses as payments are received from the reinsurer. The balance of the deferred recovery as of December 31, 2001 and 2000 was $8.4 million and $13.9 million, respectively.

Note 5. Reserve for Claims and Claim Expenses

For the Company's reinsurance operations, estimates of claims and claim expenses are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the Company's short operating history and the potential severity of property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

For both the Company's reinsurance and primary operations, the Company uses statistical and actuarial methods to estimate ultimate expected claims and claim expenses. The period of time from the reporting of a loss to the Company and the settlement of the Company's liability may be several years. During this period, additional facts and trends will be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase in the overall reserves of the Company, and at other times requiring a reallocation of incurred but not reported ("IBNR") reserves to specific case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in results of operations in the period in which they become known and are accounted for as changes in estimates.

48
RenaissanceRe Holdings Ltd. | Annual Report 2001

Activity in the liability for unpaid claims and claim expenses is summarized as follows:

--------------------------------------------------------------------------------
                                               Year Ended December 31,
                                              2001         2000        1999
--------------------------------------------------------------------------------
Net reserves as of January 1             $ 237,014    $ 174,913   $ 197,512
Net incurred related to:
Current year                               165,914      100,168     111,720
Prior years                                (15,997)       8,436     (34,579)
--------------------------------------------------------------------------------
Total net incurred                         149,917      108,604      77,141
--------------------------------------------------------------------------------
Net paid related to:
Current year                                20,470       12,545      44,701
Prior years                                 11,140       33,958      55,039
--------------------------------------------------------------------------------
Total net paid                              31,610       46,503      99,740
--------------------------------------------------------------------------------
Total net reserves as of December 31       355,321      237,014     174,913
Losses recoverable as of December 31       217,556      166,597     303,688
--------------------------------------------------------------------------------
Total gross reserves as of December 31   $ 572,877    $ 403,611   $ 478,601
--------------------------------------------------------------------------------

The prior year development in 2001 was due primarily to net additional recoveries on 1999 property catastrophe loss events. The prior year development in 2000 was due primarily to development on the 1999 losses related to the European storms. During 1999, the prior year development was due primarily to favorable development on property catastrophe reserves for 1998 and prior. The Company's total gross reserve for incurred but not reported claims was $286.7 million as of December 31, 2001 (2000 - $228.8 million).

Note 6. Debt

The Company has a $310 million committed revolving credit and term loan agreement with a syndicate of commercial banks. During the third quarter of 2001, the Company repaid its borrowings of $16.5 million on this facility. As of December 31, 2001 there was no outstanding balance, compared to $8.0 million outstanding at December 31, 2000. Interest rates on the facility are based on a spread above LIBOR and averaged 5.45 percent during 2001 (7.03 percent in 2000). The credit agreement contains certain financial covenants including requirements that consolidated debt to capital does not exceed a ratio of 0.35:1; consolidated net worth must exceed the greater of $100 million or 125 percent of consolidated debt; and 80 percent of invested assets must be rated BBB- by S&P or Baa3 by Moody's Investor Service or better. The Company was in compliance with all the covenants of this revolving credit and term loan agreement as at December 31, 2001. The fair value of the borrowings approximate the carrying value because such loans reprice frequently.

In July 2001, the Company issued $150 million of 7% Senior Notes due July 2008. The Company used a portion of the proceeds to repay $16.5 million of outstanding amounts under the $310 million revolving credit and term loan agreement. Interest on the notes is payable on January 15 and July 15 of each year. The notes can be redeemed by the Company prior to maturity subject to payment of a "make-whole" premium; however, the Company has no current intentions of calling the notes. The notes, which are senior obligations of the Company, contain various covenants, including limitations on mergers and consolidations, restriction as to the disposition of stock of designated subsidiaries and limitations on liens on the stock of designated subsidiaries. As of December 31, 2001 the fair value of the notes is $151.1 million.

Renaissance U.S. has an $18.5 million term loan and $15 million revolving loan facility with a syndicate of commercial banks. Interest rates on the facility are based upon a spread above LIBOR, and averaged 4.71 percent during 2001 (6.98 percent in 2000). As of December 31, 2001 the balance outstanding was $33.5 million (2000 - $42 million). The credit agreement contains certain financial covenants, the primary one being that, RenaissanceRe, be its principal guarantor, maintain a ratio of liquid assets to debt service of 4:1. The term loan has mandatory repayment provisions approximating $9 million per year in each of years 2002 and 2003. The loan facility of $15 million is repayable in 2003. During 2001, the Company repaid the second installment of $8.5 million in accordance with the terms of the loan. The Company was in compliance with all the covenants of this term loan and revolving loan facility as at December 31, 2001. The fair value of the borrowings approximate the carrying values because such loans reprice frequently.

Interest payments on the above debt totaled $7.3 million, $17.2 million and $8.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

                                                                              49
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Notes to Consolidated Financial Statements

Note 7. Minority Interests

Capital Securities

On March 7, 1997 the Company issued $100 million of Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely $103,092,783 of the Company's 8.54 percent junior subordinated debentures due March 1, 2027 ("Capital Securities") issued by the Trust. The capital securities pay cumulative cash distributions at an annual rate of 8.54 percent, payable semi-annually. The Trust is a wholly owned subsidiary of the Company and is consolidated into the Company's consolidated financial statements. The capital securities and the related dividends, are reflected in the consolidated financial statements as a minority interest.

During 2000 and 1999 the Company repurchased $2.0 million and $10.4 million of the capital securities, respectively, recognizing gains of $0.5 million and $1.8 million, respectively, which are reflected as a change in shareholders' equity. No capital securities were repurchased in 2001.

DaVinci

In October 2001, the Company formed DaVinci with other equity investors. The Company currently owns a minority economic interest but controls a majority of the outstanding voting rights. The results of DaVinci are reflected in the consolidated financial statements of the Company. The portion of DaVinci's operations that relate to the minority shareholders is reflected in the consolidated financial statements as minority interest.

Note 8. Shareholders' Equity

The aggregate authorized capital of the Company is 325,000,000 shares consisting of 225,000,000 common shares and 100,000,000 preference shares. The Company's 225,000,000 authorized $1.00 par value common shares consist of three separate series with differing voting rights as follows:

---------------------------------------------------------------------------------------------------
                                                                      At December 31, 2001
                                                                Remaining Authorized    Outstanding
---------------------------------------------------------------------------------------------------
Full Voting Common Shares
  (includes all shares registered and available to the public)       175,738,949         21,447,683

Diluted Voting Class I Common Shares                                  12,590,585          1,183,200

Diluted Voting Class II Common Shares                                    185,532                  -
---------------------------------------------------------------------------------------------------
                                                                     188,515,066         22,630,883
---------------------------------------------------------------------------------------------------

On October 15, 2001, the Company issued 2.5 million common shares for proceeds, net of fees, discounts and commissions, of approximately $232.5 million. Costs associated with the sale of the shares, totaling approximately $3.2 million, were deducted from the related proceeds. The net amount received in excess of common share par value was recorded in additional paid-in capital.

In November 2001, the Company issued 6,000,000 $1.00 par value Series A preference shares at $25.00 per share. The shares may be redeemed at $25.00 per share at the Company's option on or after November 19, 2006. Dividends are cumulative from the date of original issuance and are payable quarterly in arrears at 8.10% when, if, and as declared by the Board of Directors. If the Company submits a proposal to our shareholders concerning an amalgamation or submits any proposal that, as a result of any changes to Bermuda law, requires approval of the holders of our preference shares to vote as a single class, the Company may redeem the shares prior to November 19, 2006 at $26.00 per share. The preference shares have no stated maturity and are not convertible into any other securities of the Company.

The Diluted Voting I Shares and the Diluted Voting II Shares (together the Diluted Voting Shares) were authorized at a special general meeting of shareholders on December 23, 1996. Subsequent to the authorization, affiliates and other parties related to General Electric Investment Corporation ("GEI") exchanged 5.7 million common shares for 4.2 million Diluted Voting I Shares and
1.5 million Diluted Voting II Shares, and as such are the sole holders of such diluted voting securities.

50
RenaissanceRe Holdings Ltd. | Annual Report 2001

The Diluted Voting shareholders vote together with the common shareholders. The Diluted Voting I Shares are limited to a fixed voting interest in the Company of up to 9.9 percent on most corporate matters. The Diluted Voting shareholders are entitled to the same rights, including receipt of dividends and the right to vote on certain significant corporate matters, and are subject to the same restrictions as the common shareholders. The Company currently does not intend to register or list the Diluted Voting Shares on the New York Stock Exchange.

In February and May of 2000, the Board authorized share repurchase programs of $25.0 million each. The value of the remaining shares authorized under the repurchase programs is $27.1 million. For the year ended December 31, 2000 the Company repurchased 671,900 common shares at an aggregate price of $25.1 million. During 1999 the Company repurchased a total of 2,226,700 common shares at an aggregate price of $80.1 million. No shares were repurchased during 2001. Common shares repurchased by the Company are normally cancelled and retired.

During 2001 and 2000, GEI completed the sale of 0.3 million and 1.0 million Diluted Voting I Shares, respectively, pursuant to shelf registrations on Form S-3. The Diluted Voting I shares sold by GEI were subsequently converted into common shares.

On November 17, 1999, the Company purchased and cancelled 700,000 common shares at $38.00 per share for an aggregate purchase price of $26.6 million from one of the Company's founding institutional shareholders.


Note 9. Earnings Per Share

The Company utilizes SFAS No. 128, "Earnings per Share" to account for its weighted average shares. The numerator in both the Company's basic and diluted earnings per share calculations is identical. The following table sets forth the reconciliation of the denominator from basic to diluted weighted average shares outstanding (in thousands of per share amounts):

----------------------------------------------------------------
                                         Year Ended December 31,
                                          2001     2000     1999
----------------------------------------------------------------
Weighted average shares - basic         19,830   19,034   20,444
Per share equivalents of employee
  stock options and restricted shares      967      542      184
----------------------------------------------------------------
  Weighted average shares - diluted     20,797   19,576   20,628
----------------------------------------------------------------

Note 10. Related Party Transactions and Major Customers

Other assets include the Company's investment in Top Layer Re of $23.4 million. Top Layer Re, which is 50% owned by Renaissance Reinsurance, is carried using the equity method. The Company's earnings from Top Layer Re and the Company's performance-based fee from OPCat totaled $18.0 million for the year ended December 31, 2001 (2000 - $9.8 million) and are included in other income. During 2001 and 2000, the Company also received distributions from Top Layer Re of $7.5 million and $1.2 million, respectively.

During the years ended December 31, 2001, 2000 and 1999, the Company received 76.9%, 78.3%, and 78.8%, respectively, of its premium assumed from its four largest reinsurance brokers. Subsidiaries and affiliates of the Benfield Group PLC, Marsh Inc., Willis Faber and AON Re Group accounted for approximately 28.0%, 23.0%, 14.0% and 11.9%, respectively, of the Company's premiums written in 2001.

                                                                              51
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Notes to Consolidated Financial Statements

Note 11. Dividends

During 2001, four regular quarterly dividends of $0.40 per share were paid to shareholders of record as of February 20, May 18, August 14, and November 22. During 2000, four regular quarterly dividends of $0.375 per share were paid to shareholders of record as of February 17, May 18, August 17, and November 16. During 1999, four regular quarterly dividends of $0.35 per share were paid to shareholders of record as of February 18, May 28, August 19, and November 18. The total amount of dividends paid to holders of the Common Shares during 2001, 2000 and 1999 was $32.8 million, $29.2 million and $28.9 million, respectively.

Note 12. Taxation

Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Income from the Company's U.S.-based subsidiaries is subject to taxes imposed by U.S. authorities. Renaissance Reinsurance of Europe is subject to the taxation laws of Ireland.

Income tax expense consists of:

--------------------------------------------------
                         At December 31, 2001
                       Current   Deferred   Total
--------------------------------------------------
U.S. federal           $ 2,369   $11,872   $14,241
U.S. state and local        21         -        21
--------------------------------------------------
                       $ 2,390   $11,872   $14,262
--------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred taxes assets and deferred tax liabilities are presented below:

--------------------------------------------------------------------------------
                                                             At December 31,
                                                            2001        2000
--------------------------------------------------------------------------------
Deferred tax assets:
Allowance for doubtful accounts                           $  1,627    $    583
Claims reserves, principally due to discounting for tax      1,071       1,726
Retroactive reinsurance gain                                 2,861       4,716
Net operating loss carryforwards                            19,710      16,980
Others                                                       1,614       3,649
--------------------------------------------------------------------------------
                                                            26,883      27,654
Deferred tax liabilities:
Other                                                         (480)       (883)
--------------------------------------------------------------------------------
Net deferred tax asset before valuation allowance           26,403      26,771
Valuation allowance                                        (22,155)     (8,218)
--------------------------------------------------------------------------------
Net deferred tax asset                                    $  4,248    $ 18,553
--------------------------------------------------------------------------------

The net deferred tax asset is included in other assets on the consolidated balance sheet. The net operating loss carryforward of $58.5 million (2000 - $49.9 million) is available to offset regular taxable U.S. income during the carryforward period (through 2020).

During 2001, the Company recorded additions to the valuation allowance of $14.0 million against the net deferred tax asset. Although the net operating losses which gave rise to a deferred tax asset have a carryforward period through 2020, the Company's U.S. operations did not generate significant taxable income during the years ended December 31, 2001 and 2000. Accordingly, under the circumstances, and until the Company's U.S. operations begin to generate significant taxable income, the Company believes that it is necessary to establish and maintain a valuation allowance against a significant portion of the net deferred tax asset.

52
RenaissanceRe Holdings Ltd. | Annual Report 2001

Note 13. Geographic Information

Financial information relating to gross premiums by geographic region is as follows:

------------------------------------------------------------------
                                        Year Ended December 31,
                                        2001       2000       1999
------------------------------------------------------------------
United States and Caribbean         $180,305   $145,871   $173,598
Worldwide                             93,474     98,923     46,712
Worldwide (excluding U.S.) (1)        45,111     60,382     27,276
Other                                 22,433      9,559      2,370
Europe                                20,414     22,071     26,437
Australia and New Zealand             12,159      8,280      3,212
Specialty reinsurance premium (2)     77,468     37,730      2,740
------------------------------------------------------------------
Total reinsurance                    451,364    382,816    282,345
United States-primary                 49,957     50,186     68,960
------------------------------------------------------------------
Total gross written premium         $501,321   $433,002   $351,305
------------------------------------------------------------------

(1) The category "Worldwide (excluding U.S.)" reflects contracts that cover more than one geographic region (other than the U.S.). The Company's exposure in this category for gross premiums written to date is predominantly from Europe and Japan.

(2) The category "Specialty reinsurance" includes coverages related to non-catastrophe reinsurance risks assumed by us. These coverages primarily include exposure to claims from accident and health, aviation, finite and satellite risks assumed by us.

Note 14. Segment Reporting

The Company has two reportable segments: reinsurance operations and primary operations. The reinsurance segment provides property catastrophe reinsurance as well as other reinsurance to selected insurers and reinsurers on a worldwide basis. The primary segment provides insurance both on a direct and on a surplus lines basis for commercial and homeowners catastrophe-exposed property business. Also included in the primary segment are auto and aviation coverages written by Stonington, which have been substantially reinsured.

The activities of the Company's Bermuda and U.S. holding companies are the primary contributors to the results reflected outside of the reinsurance and primary segments. The pre-tax loss of the holding companies primarily consisted of interest expense on bank loans, the minority interest on the capital securities, and realized investment losses on the sales of investments, partially offset by investment income on the assets of the holding companies and, for 2001, income related to the Company's index based contracts.

                                                                              53
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Notes to Consolidated Financial Statements

Data for the years ended December 31, 2001, 2000 and 1999 was as follows:

---------------------------------------------------------------------------------------
Year Ended December 31, 2001    Reinsurance      Primary         Other         Total
---------------------------------------------------------------------------------------
Gross premiums written           $  451,364    $   49,957      $       -    $  501,321
Net premiums written                326,680        12,867              -       339,547
Total revenues                      417,518        17,467          5,909       440,894
Income (loss) before taxes          192,602         2,673        (15,229)      180,046

Assets                            2,062,547       348,796        232,309     2,643,652
---------------------------------------------------------------------------------------
Claims and claim expense ratio         46.8%        (30.9%)            -          45.0%
Underwriting expense ratio             22.2         149.6              -          25.2
---------------------------------------------------------------------------------------
Combined ratio                         69.0%        118.7%             -          70.2%
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Year Ended December 31, 2000    Reinsurance      Primary         Other         Total
---------------------------------------------------------------------------------------
Gross premiums written           $  382,816    $   50,186      $       -    $  433,002
Net premiums written                287,941         5,362              -       293,303
Total revenues                      325,637        13,280         10,818       349,735
Income (loss) before taxes          150,003        (4,406)       (13,721)      131,876

Assets                            1,169,568       251,740         47,681     1,468,989
---------------------------------------------------------------------------------------
Claims and claim expense ratio         40.4%         47.0%             -          40.6%
Underwriting expense ratio             26.8          98.1              -          28.5
---------------------------------------------------------------------------------------
Combined ratio                         67.2%        145.1%             -          69.1%
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Year Ended December 31, 1999    Reinsurance      Primary         Other         Total
---------------------------------------------------------------------------------------
Gross premiums written           $  282,345    $   68,960      $       -    $  351,305
Net premiums written                205,192         8,321              -       213,513
Total revenues                      232,715        31,377          6,143       270,235
Income (loss) before taxes          117,408         8,926        (23,618)      102,716

Assets                            1,112,692       274,401        230,150     1,617,243
---------------------------------------------------------------------------------------
Claims and claim expense ratio         32.7%         52.2%             -          34.9%
Underwriting expense ratio             26.3          42.9              -          28.1
---------------------------------------------------------------------------------------
Combined ratio                         59.0%         95.1%             -          63.0%
---------------------------------------------------------------------------------------

54
RenaissanceRe Holdings Ltd. | Annual Report 2001

Note 15. Stock Incentive Compensation and Employee Benefit Plans

The Company has a stock incentive plan under which all employees of the Company and its subsidiaries may be granted stock options and restricted stock awards. A stock option award under the Company's stock incentive plan allows for the purchase of the Company's common shares at a price that is generally equal to the five day average closing price of the common shares immediately prior to the date of grant. Options to purchase common shares are granted periodically by the Board of Directors, generally vest over four years and generally expire ten years from the date of grant.

The Company adopted the disclosure-only method under SFAS No. 123, as of December 31, 1996, and continues to account for stock-based compensation plans under Accounting Principles Board Opinion No. 25. In accordance with SFAS No. 123, the fair value of option grants is estimated on the date of grant using the Black-Scholes option pricing model for pro-forma footnote purposes with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively; dividend yield of 1.7, 1.9 and 3.4 percent, expected option life of five years for all years, and expected volatility of 30.99, 28.51 and 27.41 percent. The risk-free interest rate was assumed to be 4.8 percent in 2001, 5.0 percent in 2000 and 6.3 percent in 1999. If the compensation cost had been determined based upon the fair value method recommended in SFAS No. 123, the Company's net income would have been $153.2 million, $109.4 million and $100.9 million for each of 2001, 2000 and 1999, respectively, and the Company's earnings per share on a diluted basis would have been $7.37, $5.59 and $4.89 for each of 2001, 2000 and 1999, respectively.

The following is a table of the changes in options outstanding for 2001, 2000 and 1999, respectively:

------------------------------------------------------------------------------------------------------------------
                                    Awards                         Weighted
                                 available for     Options     average exercise  Fair value of       Range of
                                     grant       outstanding         price          options       exercise prices
------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998        1,414,542       1,619,770          $35.62

Options granted                    (363,139)        363,139          $36.42          $12.24      $33.19 -  $41.29
Options forfeited                   247,537        (247,537)         $38.46
Options exercised                         -        (148,504)         $16.41
Shares turned in or withheld         82,811
Restricted stock issued            (186,625)
Restricted stock forfeited           16,335
                                ----------------------------------------------------------------------------------

Balance, December 31, 1999        1,211,461       1,586,868          $37.22

Options granted                  (1,590,118)      1,590,118          $49.02          $13.51        $34.00 - $74.45
Options forfeited                    75,560         (75,560)         $43.44
Options exercised                         -      (1,078,575)         $38.73
Shares turned in or withheld        729,360
Restricted stock issued            (236,879)
Restricted stock forfeited            8,970
                                ----------------------------------------------------------------------------------

Balance, December 31, 2000          198,354       2,022,851          $46.50

Authorized                          950,000
Options granted                    (500,289)        500,289          $92.43          $25.69        $64.06 - 101.55
Options forfeited                    32,556         (32,556)         $54.81
Options exercised                         -        (731,679)         $55.33
Shares turned in or withheld        448,726
Restricted stock issued            (238,916)
Restricted stock forfeited           15,798
                                ----------------------------------------------------------------------------------

Balance, December 31, 2001          906,229       1,758,905          $56.92
                                ----------------------------------------------------------------------------------

Total options exercisable at December 31, 2001      857,983

------------------------------------------------------------------------------------------------------------------

                                                                              55
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Notes to Consolidated Financial Statements


Under the Company's 2001 Stock Incentive Plan the total number of shares available for distribution as of December 31, 2001 was 906,229 shares. The Plan also allows for the issuance of share-based awards, the issuance of restricted common shares, the issuance of reload options for shares tendered in connection with option exercises and a provision in the calculation of shares available for issuance thereunder by deeming the number of shares tendered to or withheld by the Company in connection with certain option exercises to be so available.

The Company has also established a Non-Employee Director Stock Incentive Plan to issue stock options and shares of restricted stock. Under the plan, the total number of shares available for distribution as of December 31, 2001 was 73,944 shares. As of December 31, 2001, the number of options issued to directors and unexercised was 114,000. In 2001, no options to purchase common shares were granted and 1,872 restricted common shares were granted. In 2000, 70,000 options to purchase common shares and 3,328 restricted common shares were granted. In 1999, 12,000 options to purchase common shares and 1,665 restricted common shares were granted. The options and restricted common shares vest ratably over three years.

The Company has also established an employee stock bonus plan. Under the plan, eligible employees may elect to receive a grant of common shares of up to 50 percent of their bonus in lieu of cash, with an associated grant from the Company of an equal number of restricted shares. The restricted common shares vest ratably over a four year period. During the restricted period, the employee receives dividends and votes the restricted common shares, but the restricted shares may not be sold, transferred or assigned. In 2001, 2000 and 1999 the Company issued 50,220, 77,342 and 56,430 shares under this plan, respectively, with fair values of $3.2 million, $2.9 million and $2.0 million, respectively. Additionally, in 2001, 2000 and 1999 the Board of Directors granted 188,696, 159,537 and 130,195 restricted shares with a value of $14.0 million, $6.3 million, and $4.6 million to certain employees. The shares granted to these employees vest ratably over a four to five year period. At the time of grant, the market value of the shares awarded under these plans is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period. Compensation expense related to these plans was $7.2 million, $5.5 million, and $3.4 million in 2001, 2000 and 1999, respectively.

In 2000, the Company granted a special option grant to all of its directors and officers equal to three times the normal annual grant. As a result of this special grant, annual option grants were not granted in 2001 and it is not currently anticipated that annual option grants will be granted in 2002. However, during 2001, the Board issued certain special option grants as it deemed appropriate to attract or retain personnel and also retains the right to issue other special grants in the future. The majority of the options granted in 2001 related to options granted to new employees and options issued with respect to shares tendered in connection with option exercises, in accordance with the reload provisions of the Company's Stock Incentive Plan.

All of the Company's employees are eligible for defined contribution pension plans. Contributions are primarily based upon a percentage of eligible compensation.


Note 16. Statutory Requirements

Under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda ("the Act"), certain subsidiaries of the Company are required to prepare statutory financial statements and to file in Bermuda a statutory financial return. The Act also requires these subsidiaries of the Company to maintain certain measures of solvency and liquidity during the period. As at December 31, 2001, the statutory capital and surplus of the Bermuda subsidiaries was $1,490.3 million and the amount required to be maintained under Bermuda law was $259.7 million.

Under the Act, Renaissance Reinsurance and DaVinci are classified as Class 4 insurers, and are, therefore, restricted as to the payment of dividends in the amount of 25 percent of the prior year's statutory capital and surplus, unless at least two members of the Board of Directors attest that a dividend in excess of this amount would not cause the company to fail to meet their relevant margins. During 2001, Renaissance Reinsurance and DaVinci paid aggregate cash dividends of $141.9 million and $0.7 million, respectively.

56
RenaissanceRe Holdings Ltd. | Annual Report 2001

Glencoe is also eligible as an excess and surplus lines insurer in a number of states in America. There are various capital and surplus requirements in these states. Glencoe, as DeSoto's parent company, is required to maintain a minimum of $50 million in capital and surplus. In this regard, the declaration of dividends from retained earnings and distributions from additional paid-in capital are limited to the extent that the above requirements are met.

The Company's U.S. insurance subsidiaries are subject to various statutory and regulatory restrictions regarding the payment of dividends. The restrictions are primarily based upon statutory surplus and statutory net income. The U.S. insurance subsidiaries' combined statutory surplus amounted to $32.6 million at December 31, 2001 and the amount required to be maintained was $24.3 million.

Codification of statutory accounting in the U.S. was generally effective January 1, 2001. Codification did not have a significant impact on the statutory surplus of the Company's U.S. insurance subsidiaries.


Note 17. Commitments and Contingencies

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of investments, cash and reinsurance balances. The Company limits the amount of credit exposure to any one financial institution and, except for U.S. Government bonds, none of the Company's investments exceeded 10 percent of shareholders' equity at December 31, 2001. Concentrations of credit risk with respect to reinsurance balances are limited due to their dispersion across various companies and geographies.

Financial instruments with off-balance sheet risk

The Company's investment guidelines permit, subject to specific approval, investments in derivative instruments such as futures, options and foreign currency forward contracts for purposes other than trading. The Company anticipates that any such investments would be limited to yield enhancement, duration management, foreign currency exposure management or to obtain an exposure to a particular financial market.

Letters of credit

As of December 31, 2001, the Company's bankers have issued letters of credit of approximately $125.8 million in favor of certain ceding companies. Also, in connection with the Top Layer Re joint venture, the Company has committed $37.5 million of collateral in the form of a letter of credit. The letters of credit are secured by cash and investments of similar amounts.

Employment agreements

The Board of Directors has authorized the execution of employment agreements between the Company and certain officers. These agreements provide for severance payments under certain circumstances, as well as accelerated vesting of options and restricted stock grants, under a change in control, as defined therein and by the Company's Stock Option Plan.

Employee Credit Facility

In June of 1997, the Company executed a credit facility in order to encourage direct, long-term ownership of the Company's shares, and to facilitate purchases of the Company's shares by officers of the Company. Under the terms of the facility, the purchases are financed by personal loans to the officers from the bank. Such loans are collateralized by the shares purchased. The Company guarantees the loans, but has recourse to the collateral if it incurs a loss under the guarantee. At December 31, 2001, the bank loans guaranteed by the Company totaled $24.1 million. At December 31, 2001, the common shares that collateralizes the loans had a fair value of $59.2 million.

Litigation

The Company is party to various lawsuits arising in the normal course of business. The Company does not believe that any of its pending litigation will have a material impact on its consolidated financial statements.

                                                                              57
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Notes to Consolidated Financial Statements


Note 18. Quarterly Financial Results (Unaudited)
(amounts in tables expressed in thousands of United States dollars, except per share amounts)

--------------------------------------------------------------------------------------
                                        Quarter Ended              Quarter Ended
                                           March 31,                  June 30,
                                     2001          2000          2001          2000
--------------------------------------------------------------------------------------
Gross premiums written            $ 198,208     $ 160,471     $ 122,012     $  97,650
--------------------------------------------------------------------------------------
Net premiums written              $ 121,232     $ 103,364     $  92,946     $  64,765
--------------------------------------------------------------------------------------
Net premiums earned               $  83,900     $  52,765     $  75,531     $  62,519
Net investment income                17,884        18,467        18,270        19,240
Net foreign exchange
   gains (losses)                      (295)         (137)          233          (169)
Other income                          3,869         1,402         3,901         1,709
Net realized investment
   gains (losses)                     7,615        (6,787)        2,881        (3,594)
--------------------------------------------------------------------------------------
Total revenues                      112,973        65,710       100,816        79,705
--------------------------------------------------------------------------------------
Claims and claim
   expenses incurred                 41,895        17,713        32,315        24,878
Acquisition costs                    12,545         7,242        10,608         7,602
Operational expenses                  8,512         7,807         9,894         9,065
Corporate expenses                    1,528         2,342         4,780         2,532
Interest expense                        864         4,252           683         4,358
--------------------------------------------------------------------------------------
Total expenses                       65,344        39,356        58,280        48,435
--------------------------------------------------------------------------------------
Income before minority interest
   and taxes                         47,629        26,354        42,536        31,270
Minority interest -
   capital securities                 1,847         1,859         1,895         1,938
Minority interest - DaVinci               -             -             -             -
--------------------------------------------------------------------------------------
Income before taxes                  45,782        24,495        40,641        29,332
Income tax benefit (expense)           (876)         (420)         (302)          388
--------------------------------------------------------------------------------------
Net income                           44,906        24,075        40,339        29,720
Dividends on preference shares            -             -             -             -
--------------------------------------------------------------------------------------
Net income to common
   shareholders                   $  44,906     $  24,075     $  40,339     $  29,720
--------------------------------------------------------------------------------------
Earnings per common
   share - basic                  $    2.34     $    1.25     $    2.09     $    1.58
Earnings per common
   share - diluted                $    2.22     $    1.24     $    2.00     $    1.55
Weighted average
   shares-basic                      19,227        19,266        19,279        18,851
Weighted average
   shares-diluted                    20,230        19,475        20,151        19,147

Claims and claim expense ratio         49.9%         33.6%         42.8%         39.8%
Underwriting expense ratio             25.1          28.5          27.1          26.7
--------------------------------------------------------------------------------------
Combined ratio                         75.0%         62.1%         69.9%         66.5%
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                        Quarter Ended             Quarter Ended
                                        September 30,               December 31,
                                     2001          2000          2001          2000
--------------------------------------------------------------------------------------
Gross premiums written            $ 123,571     $ 122,470     $  57,530     $  52,411
--------------------------------------------------------------------------------------
Net premiums written              $  79,030     $  85,564     $  46,339     $  39,610
--------------------------------------------------------------------------------------
Net premiums earned               $  79,933     $  73,284     $  93,701     $  79,113
Net investment income                18,738        21,236        20,264        19,205
Net foreign exchange
   gains (losses)                    (1,051)          447          (554)          237
Other income                          1,070         2,960         7,404         4,607
Net realized investment
   gains (losses)                     4,978         1,482         2,622         1,748
--------------------------------------------------------------------------------------
Total revenues                      103,668        99,409       123,437       104,910
--------------------------------------------------------------------------------------
Claims and claim
   expenses incurred                 46,986        29,953        28,721        36,060
Acquisition costs                    11,461        11,074        10,745        12,612
Operational expenses                  9,408        11,050        10,789        10,032
Corporate expenses                    1,366           196         3,811         2,952
Interest expense                      2,699         4,639         3,003         3,918
--------------------------------------------------------------------------------------
Total expenses                       71,920        56,912        57,069        65,574
--------------------------------------------------------------------------------------
Income before minority interest
   and taxes                         31,748        42,497        66,368        39,336
Minority interest -
   capital securities                 1,823         1,866         1,919         1,919
Minority interest - DaVinci               -             -           751             -
--------------------------------------------------------------------------------------
Income before taxes                  29,925        40,631        63,698        37,417
Income tax benefit (expense)              3        (4,986)      (13,087)          370
--------------------------------------------------------------------------------------
Net income                           29,928        35,645        50,611        37,787
Dividends on preference shares            -             -         1,418             -
--------------------------------------------------------------------------------------
Net income to common
   shareholders                   $  29,928     $  35,645     $  49,193     $  37,787
--------------------------------------------------------------------------------------
Earnings per common
   share - basic                  $    1.54     $    1.89     $    2.29     $    1.97
Earnings per common
   share - diluted                $    1.48     $    1.83     $    2.18     $    1.87
Weighted average
   shares-basic                      19,377        18,877        21,439        19,141
Weighted average
   shares-diluted                    20,288        19,520        22,518        20,163

Claims and claim expense ratio         58.8%         40.9%         30.7%         45.6%
Underwriting expense ratio             26.1          30.2          23.0          28.6
--------------------------------------------------------------------------------------
Combined ratio                         84.9%         71.1%         53.7%         74.2%
--------------------------------------------------------------------------------------

58
RenaissanceRe Holdings Ltd. | Annual Report 2001

Directors and Officers
RenaissanceRe Holdings Ltd. and Subsidiaries
(as of March 1, 2002)

Board of Directors
--------------------------------------------------------------------------------
James N. Stanard (4)                   Edmund B. Greene (1)                    W. James MacGinnitie (3)(4)
Chairman of the Board                  Retired                                 Independent Consultant
Chief Executive Officer                General Electric Company
                                                                               Scott E. Pardee (1)(3)
Arthur S. Bahr (2)                     Brian R. Hall (1)                       Alan R. Holmes Professor of
Retired                                Retired                                 Monetary Economics
General Electric Investment            Johnson & Higgins                       Middlebury College
   Corporation
                                       William F. Hecht (2)                    William I. Riker (3)
Thomas A. Cooper (2)(4)                Chairman                                President
TAC Associates                         PPL Corporation                         Chief Operating Officer


Committees of the Board:  1 - Audit  2 - Compensation   3 - Investment  4 - Transaction

Officers of RenaissanceRe Holdings Ltd. and Subsidiaries
--------------------------------------------------------------------------------
James N. Stanard                       Kevin J. O'Donnell                      John R. Wineinger
Chairman of the Board                  Senior Vice President                   Vice President
Chief Executive Officer                Renaissance Reinsurance Ltd             Renaissance Services Ltd.
RenaissanceRe Holdings Ltd.
                                       Russell M. Smith                        Gene Chiaramonte
William I. Riker                       Senior Vice President                   Assistant Vice President
President                              Renaissance Reinsurance Ltd             Renaissance Reinsurance Ltd.
Chief Operating Officer
RenaissanceRe Holdings Ltd.            Michael W. Cash                         Ross A. Curtis
                                       Vice President                          Assistant Vice President
David A. Eklund                        Renaissance Reinsurance Ltd             Renaissance Reinsurance Ltd.
President
Chief Underwriting Officer             Todd R. Fonner                          Jonathan D. Paradine
Renaissance Reinsurance Ltd.           Vice President                          Assistant Vice President
                                       Treasurer                               Renaissance Reinsurance Ltd.
John M. Lummis                         RenaissanceRe Holdings Ltd.
Executive Vice President                                                       Diana R. Petty
Chief Financial Officer                Martin J. Merritt                       Assistant Vice President
RenaissanceRe Holdings Ltd.            Vice President                          Assistant Controller
                                       Controller                              RenaissanceRe Holdings Ltd.
John D. Nichols, Jr.                   RenaissanceRe Holdings Ltd.
Senior Vice President                                                          William B. Ashley
RenaissanceRe Holdings Ltd.            Laurence B. Richardson II               Chief Operating Officer
                                       Vice President                          Glencoe Insurance Ltd.
W. Preston Hutchings                   Renaissance Underwriting
Senior Vice President                    Managers Ltd.                         Craig W. Tillman
Chief Investment Officer                                                       Chief Underwriting Officer
RenaissanceRe Holdings Ltd.            Stephen H. Weinstein                    Glencoe Insurance Ltd.
                                       Vice President
Robert E. Hykes                        General Counsel                         Thomas H. Friedberg
Senior Vice President                  Corporate Secretary                     President
Renaissance Services Ltd.              RenaissanceRe Holdings Ltd.             Stonington Insurance Company

                                                                               Ian D. Branagan
                                                                               Managing Director
                                                                               Renaissance Reinsurance of Europe

                                                                              59
                                RenaissanceRe Holdings Ltd. | Annual Report 2001

Financial and Investor Information
RenaissanceRe Holdings Ltd. and Subsidiaries

For copies of the Company's Annual Report, press releases, Forms 10-K and 10-Q or other filings, please visit our website: www.renre.com or contact:
Kekst and Company
437 Madison Avenue
New York, NY 10022
Tel. 212-521-4800

For general information about the Company contact:
Martin J. Merritt
Vice President
Tel. 441-299-7230
Email: mjm@renre.com

Stock Information
The Company's stock is listed on The New York Stock Exchange under the symbol
RNR.

The following table sets forth, for the periods indicated, the high and low closing prices per share of our common shares as reported in composite New York Stock Exchange trading.

                         2001 Price Range          2000 Price Range
                         High          Low         High          Low
----------------------------------------------------------------------
First Quarter        $    83.85    $   63.55    $   41.13    $   35.88
Second Quarter            75.70        62.50        44.13        36.13
Third Quarter             88.91        68.60        64.88        42.50
Fourth Quarter           103.70        91.40        81.50        58.13

Independent Auditors
Ernst & Young
Hamilton, Bermuda

Transfer Agent
Mellon Investor Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
USA
Tel. 1-800-756-3353
www.melloninvestor.com

Additional requests can be directed to:
The Company Secretary
RenaissanceRe Holdings Ltd.
Renaissance House
8-12 East Broadway
P.O. Box HM2527
Hamilton HMGX, Bermuda
Tel. 441-295-4513
Fax. 441-292-9453

60
RenaissanceRe Holdings Ltd. | Annual Report 2001